Exhibit 2.1

EXECUTION VERSION

AMENDED AND RESTATED

EQUITY AND ASSET PURCHASE AGREEMENT

dated as of

May 11, 2022

by and among

FAIR FINANCIAL CORP.,

Fair ip, llc,

SHIFT TECHNOLOGIES, INC.

and, solely for purposes of Article IV, Article IX and Article X, CAYMAN PROJECT 2 LIMITED

TABLE OF CONTENTS

Page

ARTICLE I CERTAIN DEFINITIONS		- 2 -

1.1	Definitions	- 2 -

1.2	Construction	- 8 -

ARTICLE II	PURCHASE AND SALE OF ASSETS; LIABILITIES ASSUMED; PURCHASE AND SALE OF TRANSFERRED INTERESTS	- 9 -

2.1	Closing	- 9 -

2.2	Purchase and Sale of the Transferred Assets and Transferred Interests	- 9 -

2.3	Excluded Assets	- 9 -

2.4	Nonassignable Assets; Transferred Contracts	- 9 -

2.5	Assumption of Assumed Liabilities	- 10 -

2.6	Excluded Liabilities	- 10 -

2.7	Consideration	- 10 -

2.8	Closing Deliveries	- 10 -

2.9	Purchase Price Allocation.	- 12 -

2.10	Withholding	- 12 -

2.11	Transfer of Transferred Company Licenses	- 12 -

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLERS		- 12 -

3.1	Organization of Sellers; Organization of the Transferred Company	- 12 -

3.2	Due Authorization	- 13 -

3.3	Capitalization; Subsidiaries	- 13 -

3.4	No Conflict	- 13 -

3.5	Litigation and Proceedings	- 13 -

3.6	Legal Compliance	- 14 -

3.7	Contracts; No Defaults	- 14 -

3.8	Employees and Labor Relations	- 15 -

3.9	Taxes	- 15 -

3.10	Brokers’ Fees	- 16 -

3.11	Permits	- 16 -

3.12	Title to Transferred Assets	- 16 -

3.13	Real Property	- 16 -

i

3.14	Intellectual Property.	- 17 -

3.15	Absence of Changes	- 18 -

3.16	Affiliate Transactions	- 18 -

3.17	Governmental Consents	- 18 -

3.18	Transferred Company Matters	- 18 -

3.19	No Additional Representations or Warranties	- 18 -

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		- 19 -

4.1	Corporate Organization	- 19 -

4.2	Due Authorization	- 19 -

4.3	No Conflict	- 19 -

4.4	Litigation and Proceedings	- 19 -

4.5	Solvency	- 20 -

4.6	Governmental Consents	- 20 -

4.7	No Defaults	- 20 -

4.8	Capitalization	- 20 -

4.9	Exchange Act Reports; Financial Statements	- 20 -

4.10	No Bankruptcy or Insolvency	- 21 -

4.11	Intellectual Property	- 21 -

4.12	Brokers’ Fees	- 22 -

4.13	OFAC	- 22 -

4.14	Anti-Corruption	- 22 -

4.15	CFIUS	- 22 -

4.16	No Additional Representations or Warranties	- 22 -

ARTICLE V COVENANTS OF SELLERS		- 22 -

5.1	Conduct of Business	- 22 -

5.2	Inspection	- 24 -

5.3	No Solicitation	- 25 -

5.4	Reserved	- 25 -

5.5	Confidentiality	- 25 -

5.6	Notice of Certain Events	- 26 -

ARTICLE VI JOINT COVENANTS		- 26 -

6.1	Support of Transaction	- 26 -

6.2	Further Assurances	- 26 -

6.3	Tax Matters	- 27 -

6.4	Intellectual Property	- 28 -

6.5	Hiring of Seller Personnel; Future Benefits	- 28 -

6.6	Other Post-Closing Assistance	- 29 -

ARTICLE VII CONDITIONS TO OBLIGATIONS		- 30 -

7.1	Conditions to the Obligations of Buyer and Sellers	- 30 -

7.2	Conditions to Obligations of Buyer	- 30 -

7.3	Conditions to the Obligations of Sellers	- 30 -

7.4	Waiver of Conditions; Frustration of Conditions	- 31 -

ARTICLE VIII TERMINATION/EFFECTIVENESS		- 31 -

8.1	Termination	- 31 -

8.2	Effect of Termination	- 32 -

ARTICLE IX INDEMNIFICATION		- 32 -

9.1	Survival of Representations, Warranties and Covenants	- 32 -

9.2	Indemnification	- 32 -

9.3	Indemnification Claim Procedures	- 33 -

9.4	Limitations on Indemnification Liability; Calculation of Damages	- 34 -

9.5	Indemnification Sole and Exclusive Remedy	- 35 -

9.6	Satisfaction of Indemnification Claims; Rights of Setoff.	- 36 -

ARTICLE X MISCELLANEOUS		- 36 -

10.1	Waiver	- 36 -

10.2	Notices	- 36 -

10.3	Assignment	- 38 -

10.4	Rights of Third Parties	- 38 -

10.5	Expenses	- 38 -

10.6	Governing Law	- 38 -

10.7	Captions; Counterparts	- 38 -

10.8	Schedules and Annexes	- 38 -

10.9	Entire Agreement	- 38 -

10.10	Amendments	- 38 -

10.11	Publicity	- 39 -

10.12	Severability	- 39 -

10.13	Bulk Transfer Laws	- 39 -

10.14	Jurisdiction; Waiver of Jury Trial	- 39 -

10.15	Enforcement	- 39 -

Schedubles

Schedule 1.1(a)	Permitted Liens

Schedule 1.1(b)	Excluded Seller Personnel

Schedule 3.3	Subsidiaries

Schedule 3.4	No Conflict

Schedule 3.7(a)	Contracts; No Defaults

Schedule 3.8(a)	Company Benefit Plans

Schedule 3.9(d)	Seller Personnel

Schedule 3.12	Permits

Schedule 3.13	Real Property

Schedule 3.14(a)	Scheduled Intellectual Property

Schedule 3.14(g)	List of Officers, Directors or Employees involved in the Development of Seller’s Intellectual Property

Schedule 3.15	Absence of Changes

Schedule 3.16	Affiliate Transactions

Schedule 4.3	No Conflict

Schedule 5.1	Conduct of Business

Schedule 8.2(e)	Closing Consents

Schedule A(iii)	Intangible Assets Related to the Business

Schedule A(xii)	Other Tangible Assets

Schedule A(xiv)	Other Transferred Assets

Schedule B(xii)	Other Excluded Assets

Annexes

Annex A	Transferred Assets

Annex B	Excluded Assets

Annex C	Excluded Liabilities

Exhibits

Exhibit A	Form of Bill of Sale, Assignment and Assumption

AMENDED AND RESTATED

EQUITY AND ASSET PURCHASE AGREEMENT

This Amended and Restated Equity and Asset Purchase Agreement (this “Agreement”), dated as of May 11, 2022, is entered into by and among Shift Technologies, Inc., a Delaware corporation (“Buyer”), Fair Financial Corp., a Delaware corporation (“Fair”), and Fair IP, LLC, a Delaware limited liability company (“Fair IP” and, together with Fair, each a “Seller” and collectively the “Sellers”), and, solely for purposes of Article IV, Article IX and Article X hereof, Cayman Project 2 Limited, a company incorporated under the laws of Cayman Islands (“Softbank”). Buyer, Sellers and SoftBank may each be referred to as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, Sellers own the Transferred Assets (as defined below);

WHEREAS, Fair owns all of the issued and outstanding limited liability company interests (the “Transferred Interests”) of Fair Dealer Services, LLC, a Delaware limited liability company (the “Transferred Company”);

WHEREAS, Sellers seek to convey, transfer and sell the Transferred Assets to Buyer or its designated Affiliate, and Buyer or its designated Affiliate seeks to acquire, obtain and purchase the Transferred Assets from Sellers, all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Fair seeks to convey, transfer and sell the Transferred Interests to Buyer or its designated Affiliate, and Buyer or its designated Affiliate seeks to acquire, obtain and purchase the Transferred Interests from Fair, all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for U.S. federal income tax purposes, the Parties intend that the transactions contemplated by this Agreement shall be treated as a purchase and sale of the Transferred Assets and Transferred Interests, and shall not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

WHEREAS, prior to the Closing, the Buyer intends to organize (i) a limited liability company as a direct Subsidiary of Buyer (“Newco 1”), and (ii) a limited liability as a direct Subsidiary of Newco 1 (“Newco 2”), that Sellers shall convey, transfer and sell the Transferred Assets and Transferred Interests to Newco 2, and that Newco 2 shall pay the Purchase Price therefor;

WHEREAS, SoftBank and Buyer have duly executed and delivered a commitment letter, dated March 14, 2022, pursuant to which SoftBank has committed to purchase certain debt and equity securities of Buyer concurrently with the Closing in the aggregate amount set forth therein (as defined below) (the “Commitment Letter”, and the transactions contemplated thereby, the “Securities Transaction”);

WHEREAS, the Parties entered into that certain Asset Purchase Agreement, dated as of March 14, 2022 (the “Original Agreement”), pursuant to which the Sellers agreed to convey, transfer and sell the Transferred Assets to Buyer or its designated Affiliate, and Buyer or its designated Affiliate agreed to acquire, obtain and purchase the Transferred Assets from Sellers, all on the terms and subject to the conditions set forth in the Original Agreement; and

WHEREAS, the Parties desire to amend and restate the Original Agreement in its entirety, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, SoftBank (solely for purposes of Article IV, Article IX and Article X), Buyer and Sellers agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meaning:

“Action” means any claim, action, suit, audit, assessment, arbitration, inquiry, proceeding or investigation, in each case, at Law or in equity by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For the avoidance of doubt, an Affiliate shall include, with respect to any specified Person, any Subsidiary of such Person, and with respect to any specified individual Person, any spouse, sibling or child of such Person. For purposes of this definition, the term “control” (including the terms “controlling”, “under common control with” and “controlled by”) means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Arrangement” has the meaning specified in Section 3.16.

“Agreement” has the meaning specified in the Preamble hereto.

“Ancillary Agreements” means collectively those agreements, the forms of which are set forth on Exhibits A and B hereto to be entered into at the Closing between Buyer or its Affiliates and Sellers or Sellers’ Affiliates and any other certificates or documents to be delivered at the Closing pursuant to ARTICLE VII.

“Approved Indemnification Claim” has the meaning specified in Section 9.3(c).

“Assumed Liabilities” means all Liabilities to the extent solely relating to or arising out of the Transferred Assets and the Transferred Company, in each case from and after the Closing, and excluding the Excluded Liabilities.

“Bill of Sale, Assignment and Assumption” has the meaning specified in Section 2.8(a)(i).

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) related to Sellers.

“Broker Fees” has the meaning specified in Section 3.10.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Buyer” has the meaning specified in the Preamble hereto.

“Buyer Common Stock” means the Class A common stock, par value $0.0001 per share, of Buyer.

“Buyer Cure Period” has the meaning specified in Section 8.1(c)(i).

“Buyer Indemnified Parties” has the meaning specified in Section 9.2(a).

“Cap” has the meaning specified in Section 9.4(a)(ii).

“Cash” of any Person as of any date means cash and cash equivalents (including restricted cash).

“Cash Consideration” means $15,000,000.

“Closing” has the meaning specified in Section 2.1.

“Closing Date” has the meaning specified in Section 2.1.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985 and the regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986.

“Commitment Letter” has the meaning specified in the Recitals hereto.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any other plan, policy, program, agreement or arrangement, whether subject to ERISA or not and whether written or oral, providing employment, compensation, bonuses, incentive pay, insurance, commissions, equity or securities of any kind, phantom equity, deferred compensation, severance, change in control, redundancy, post-retirement benefits, vacation pay or other paid time off benefits, retention pay, retirement benefits, fringe benefits, profit sharing, growth sharing, or other benefits to any current Seller Personnel, or independent contractor of the Transferred Company or the business of Sellers or any former employee or independent contractor of the Transferred Company or the business of Sellers, which are maintained, sponsored or contributed to by Sellers or any Affiliate (including the Transferred Company) or to which Sellers or any Affiliate (including the Transferred Company) has or could reasonably be expected to have any Liability.

“Competing Transaction” has the meaning specified in Section 5.3.

“Confidentiality Agreement” has the meaning specified in Section 10.9.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, subleases or purchase orders.

“Damages” means, with respect to any Person, any losses, damages, Liabilities, Taxes, interest, judgments, penalties, and out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses).

“Deductible Amount” has the meaning specified in Section 9.4(a)(i).

“Dispute Notice” has the meaning specified in Section 9.3(c).

“Dispute Period” has the meaning specified in Section 9.3(c).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excluded Assets” has the meaning specified in Annex B.

“Excluded Contracts” has the meaning specified in Annex B.

“Excluded Liabilities” has the meaning specified in Annex C.

“Fleet Business” means the business operations of Sellers and their Affiliates related to motor vehicle purchases, sales, leasing, subscription products and the related operations as conducted between January 1, 2020, up to the date immediately prior to the date this Agreement has been executed.

“Fundamental Representations” has the meaning specified in Section 7.2(a)(i).

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect on the date hereof.

“Governmental Authority” means any federal, state, provincial, municipal, national, local or foreign government, governmental authority, regulatory or administrative agency, securities exchange, governmental commission, department, board, bureau, agency, instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority, including, for the avoidance of doubt, any order prohibiting Buyer from purchasing the Transferred Assets or Transferred Interests.

“Indebtedness” means, with respect to any Person and, if an entity, each of its Affiliates, (i) all indebtedness for the repayment of borrowed money; (ii) all obligations represented by bonds, debentures, notes, letters of credit or similar instruments; (iii) all obligations to pay the deferred purchase or acquisition price of assets, property or services, other than trade accounts payable (other than for borrowed money) incurred in the Ordinary Course; (iv) all accrued and unpaid interest on any of the foregoing, and all premiums, penalties, fees and other amounts related to the payment of such amounts on the Closing Date; and (v) indebtedness of other Persons referred to in clauses (i) through (iv) above guaranteed directly or indirectly in any manner by such Person or any of its Affiliates.

“Indemnification Claim” has the meaning specified in Section 9.3(a).

“Indemnified Party” has the meaning specified in Section 9.3(a).

“Indemnitor” means the Party required to provide indemnification pursuant to Section 9.3, as the case may be.

“Intellectual Property” means any and all of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction worldwide or under any international convention, and all rights in, arising from or associated with the following: (1) all patents and industrial designs and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, substitutions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures; (2) all trade secrets and other proprietary information which derives independent economic value from not being generally known to the public; (3) all copyrights, copyrights registrations and applications therefor; (4) all uniform resource locators, email and other internet addresses and domain names and applications and registrations therefor; (5) all trade names, corporate names, logos, slogans, trade dress, trademarks, service marks, and trademark and service mark registrations and applications therefor and all goodwill associated therewith; (6) rights of publicity; (7) moral rights and rights of attribution; (8) all Software; and (9) all documentation, including user manuals and training materials relating to the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Buyer” means that Buyer will be deemed to have “knowledge” of a particular fact, matter or thing if George Arison or Henry Bird, or any other executive officer of Buyer, is actually aware of such particular fact, matter or thing or would have been reasonably expected to learn about such particular fact, matter or thing after reasonable inquiry.

“Knowledge of Sellers” means that Sellers will be deemed to have “knowledge” of a particular fact, matter or thing if Bradley Stewart, Mark Long, or Marc Bonanni, or any other executive officer of any Seller, is actually aware of such particular fact, matter or thing or would have been reasonably expected to learn about such particular fact, matter or thing after reasonable inquiry.

“Law” means any statute, law, ordinance, rule, regulation, guidance or Governmental Order, in each case, of any Governmental Authority, including all applicable rules and regulations (including the Securities Act, Foreign Corrupt Practices Act of 1977, the Arms Export Control Act (22 U.S.C. § 2778), the International Traffic in Arms Regulations (22 C.F.R. § 120 et. seq.), the Export Administration Regulations (15 C.F.R. § 730 et. seq.), the Office of Foreign Assets Control regulations) and the equivalent laws in any jurisdiction in which any Seller or the Transferred Company operates.

“Liabilities” means any and all debts, liabilities, deficiencies, assessments, Taxes, fines, penalties, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, right of others, ownership interest of others, charge, claim, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, condition, restriction, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option (including any option or right of purchase), lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever, including such as may arise under any Contract.

“Material Adverse Effect” means, (i) with respect to the Sellers, a material adverse effect on the business of Sellers or the Transferred Company, results of operations, assets, liabilities, or condition (financial or otherwise) of the Sellers or the Transferred Company; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of the Sellers or the Transferred Company: (A) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof, (B) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets), (C) any change generally affecting any of the industries in which the Sellers or the Transferred Company operate or the economy as a whole, (D) the announcement or the execution of this Agreement, the pendency or consummation of the transactions contemplated hereby or thereby or the performance of such agreements, (E) any action taken or not taken at the express written request of Buyer, (F) any acts of terrorism, sabotage, war, the outbreak or escalation of hostilities, weather conditions, change in geopolitical conditions or other force majeure events, (G) any change resulting from Sellers’ or the Transferred Company’s cessation of business operations, or (H) the identity of Buyer; provided, in the cases of clauses (A), (B), (C) and (F), that such changes, developments, facts, circumstances or effects do not, individually or in the aggregate, have a disproportionate adverse impact on the Sellers or the Transferred Company relative to other companies or businesses in the same industries or geographies in which the Sellers or the Transferred Company operate; and (ii) with respect to Buyer, a material adverse effect on (1) the ability of Buyer, in a timely manner, to enter into, to perform its obligations under, or to consummate the transactions contemplated by, this Agreement or (2) the business of Buyer, results of operations, assets, liabilities, or condition (financial or otherwise) of Buyer, provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of Buyer: (A) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof, (B) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets), (C) any change generally affecting any of the industries in which Buyer operates or the economy as a whole, (D) the announcement or the execution of this Agreement, the pendency or consummation of the transactions contemplated hereby or thereby or the performance of such agreements, or (E) any acts of terrorism, sabotage, war, the outbreak or escalation of hostilities, weather conditions, change in geopolitical conditions or other force majeure events; provided, in the cases of clauses (A), (B), (C) and (E), that such changes, developments, facts, circumstances or effects do not, individually or in the aggregate, have a disproportionate adverse impact on Buyer relative to other companies or businesses in the same industries or geographies in which Buyer operates.

“Material Contract” has the meaning specified in Section 3.7(a).

“Nasdaq” means the Nasdaq Stock Market.

“Newco 1” has the meaning specified in the Recitals.

“Newco 2” has the meaning specified in the Recitals.

“Offered Personnel” has the meaning specified in Section 6.5(a).

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person in the period from January 1, 2020 to the date hereof.

“Outside Date” means May 31, 2022.

“Owned Intellectual Property” has the meaning specified in Section 3.14(a).

“Parties” has the meaning specified in the Preamble hereto.

“Permit” means any license, import licenses, export license, franchise, consent, permit, certificate, certificate of occupancy, order, authorization, approval or registration, and applications therefor, with any Person, or that are required or appropriate to operate the Transferred Assets or the business or assets of the Transferred Company.

“Permitted Liens” means (i) mechanics, materialmen’s, construction and similar Liens incurred in the Ordinary Course with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established, which are not, individually or in the aggregate, material to the Transferred Assets or the business or assets of the Transferred Company; (ii) Liens for Taxes not yet due and payable; (iii) restrictions on transfer under applicable securities laws, and (iv) Liens described on Schedule 1.1(a).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Post-Closing Covenants” has the meaning specified in Section 9.1.

“Post-Closing Tax Period” means (i) any Tax period (or portion thereof) beginning after the Closing Date and (ii) with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Covenants” has the meaning specified in Section 9.1.

“Pre-Closing Tax Period” means (i) any Tax period (or portion thereof) ending on (and including) or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such Straddle Period ending on (and including) the Closing Date.

“Purchase Price” means an amount equal to the sum of (i) the Cash Consideration plus (ii) the Stock Consideration.

“Purchase Price Allocation” has the meaning specified in Section 2.9(a).

“Remedies Exceptions” has the meaning specified in Section 3.2.

“Representative” means, with respect to any Person, any director, officer, employee, manager, member, partner, stockholder, agent, attorney, accountant, advisor, consultant or other representative of such Person.

“Scheduled Intellectual Property” has the meaning specified in Section 3.14(a).

“Schedules” has the meaning specified in ARTICLE III.

“Securities Act” means the Securities Act of 1933.

“Securities Transaction” has the meaning specified in the Recitals hereto.

“Sellers” has the meaning specified in the Preamble hereto.

“Seller Cure Period” has the meaning specified in Section 8.1(b)(i).

“Seller Indemnified Parties” has the meaning specified in Section 9.2(b).

“Seller Intellectual Property” has the meaning specified in Section 3.14(a).

“Seller Personnel” means each employee of Sellers prior to the Closing.

“Seller Software” has the meaning specified in Section 3.15(e).

“SoftBank” has the meaning specified in the Preamble hereto.

“Software” means computer programs, including operating systems, applications, firmware, middleware or other software code, in any form or format, whether in object code or source code.

“Stock Consideration” means a number of shares of Buyer Common Stock equal to two and a half percent (2.50%) of the issued and outstanding shares of Buyer Common Stock as of immediately prior to the Closing.

“Straddle Period” has the meaning specified in Section 6.3(a).

“Subsidiary” means, with respect to a Person, any entity of which more than fifty percent (50%) of the voting power of the equity interests is owned or a majority of the general or limited partner interests are held or controlled, directly or indirectly, by such Person.

“Superior Transaction” means the sale to a third party of some or all substantially all of the equity interests or assets of Sellers in response to an unsolicited, bona fide, written offer by such third party, in exchange for consideration consisting exclusively of cash or publicly traded equity securities or a combination thereof , that: (a) was not obtained or made as a direct or indirect result of a breach of or any action inconsistent with Section 5.3 of the Agreement; (b) is not subject to a financing contingency; and (c) is for aggregate consideration in excess of the outstanding amount of all Indebtedness of Sellers held by SoftBank or any of its Affiliates after taking into account any payments or expected payments with respect to such Indebtedness of Sellers from the proceeds from the sale of the Fleet Business.

“Taxes” means all federal, state, provincial, local, foreign or other taxes, government fees or other like assessments or charges of any kind, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty or addition in respect of the foregoing, including any transferee, successor or secondary liability for any Tax.

“Tax Returns” means any return, declaration, report, statement, information statement or return or other document filed or required to be filed with respect to Taxes, including any amendments or supplements of any of the foregoing.

“Terminating Buyer Breach” has the meaning specified in Section 8.1(b)(i).

“Terminating Seller Breach” has the meaning specified in Section 8.1(b)(i).

“Third Party Action” has the meaning specified in Section 9.3(a).

“Transaction Expenses” has the meaning specified in Annex C.

“Transferred Assets” has the meaning specified in Annex A.

“Transferred Books and Records” has the meaning specified in Annex A.

“Transferred Company” has the meaning specified in the Recitals hereto.

“Transferred Contracts” has the meaning specified in Annex A.

“Transferred Employees” has the meaning specified in Section 6.5(a).

“Transfer Taxes” has the meaning specified in Section 6.3(b).

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any similar state or local Law and the regulations promulgated thereunder.

1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “ARTICLE,” “Section,” “Schedule” or “Annex” refer to the specified ARTICLE or Section of, or Schedule or Annex to, this Agreement, (v) the words “including,” “includes” or similar or derivative words shall be deemed to be followed by “without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and (vii) the terms “in writing,” “written” and derivative or similar words shall be deemed to include e-mail communications.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments thereto after the date hereof.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall refer to such statutes as amended and include all rules and regulations promulgated thereunder.

(d) The language used in this Agreement shall be deemed to be the language chosen jointly by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) All amounts payable pursuant to this Agreement shall be paid in U.S. dollars, and all references to “$” or “dollars” shall mean the lawful currency of the United States of America.

ARTICLE II
PURCHASE AND SALE OF ASSETS; LIABILITIES ASSUMED; PURCHASE AND SALE OF TRANSFERRED INTERESTS

2.1 Closing. Subject to the terms and conditions of this Agreement, the consummation of the purchase and sale of the Transferred Assets and Transferred Interests and the assumption of the Assumed Liabilities (the “Closing”) shall take place electronically via email or facsimile, provided that if Sellers and Buyer mutually agree to a physical closing then the Closing shall occur at the offices of Buyer’s counsel, or at such other place as the Parties may agree to in writing, effective at 12:01 A.M. (Eastern Time) on the date that is three (3) Business Days after the date on which all conditions set forth in ARTICLE VII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) or such other time and place as Buyer and Sellers mutually agree; provided, however that notwithstanding the foregoing, the Closing shall occur on May 31, 2022, unless Buyer shall elect in writing that the Closing shall occur as of an earlier date. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

2.2 Purchase and Sale of the Transferred Assets and Transferred Interests. Subject to the terms and conditions of this Agreement, at the Closing, Sellers and any of their Affiliates, as applicable, shall sell, convey, assign, transfer and deliver free and clear of all Liens (other than Permitted Liens) the Transferred Assets to Buyer or one or more of its Affiliates as designated in writing by Buyer prior to the Closing Date, and Buyer shall, or shall cause such Affiliates to, purchase, acquire and accept from each Seller, all of such Seller’s or any of its Affiliates’ right, title and interest in and to the Transferred Assets. For the avoidance of doubt, the Transferred Assets shall include the Transferred Interests, which Fair shall sell, convey, assign, transfer and deliver free and clear of all Liens (other than Permitted Liens) to Buyer or one or more of its Affiliates as designated in writing by Buyer prior to the Closing Date, and Buyer shall, or shall cause such Affiliates to, purchase, acquire and accept from Fair, all of Fair’s right, title and interest in and to the Transferred Interests.

2.3 Excluded Assets. Notwithstanding anything in this Agreement to the contrary, Buyer is not purchasing pursuant to this Agreement or any of the transactions contemplated hereby any right, title or interest in any Excluded Asset, and from and after the Closing, each Seller and its Affiliates shall retain all of their existing right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, the Excluded Assets. For the avoidance of doubt, the Transferred Assets shall not include any Excluded Assets.

2.4 Nonassignable Assets; Transferred Contracts.

(a) To the extent that the assignment of any Contract or other agreement included in the Transferred Assets or Assumed Liabilities would constitute a breach of any provision thereof, this Agreement shall not be deemed to constitute an assignment or an attempted assignment of the same unless and until any consent, approval, or other requirement necessary to eliminate such breach is obtained. If and to the extent the Parties consummate the Closing without all such consents, approvals and requirements having been obtained and delivered, until such time as such consent, approval or other requirement referred to in the foregoing sentence is obtained, the applicable Seller shall, and shall cause its respective Affiliates to, use their commercially reasonable efforts to obtain such consents, approvals and novations as soon as practicable after the Closing; provided, that (i) neither Buyer nor any of its Affiliates shall be required to satisfy any portion of a fee or payment, or incur any expense, necessary to obtain such consent or approval, other than de minimis administrative fees and expenses and (ii) if any required consent is not obtained within forty-five (45) days after the Closing, such Contract shall be deemed to be an Excluded Asset upon the earliest to occur of (A) the date on which the applicable Seller notifies Buyer of such Seller’s determination, in such Seller’s reasonable discretion, that treatment of such Contract as a Transferred Asset in accordance with this Section 2.4(a) unreasonably interferes with the orderly wind-down of Sellers’ operations and (B) the date on which a certificate of dissolution or certificate of cancellation, as applicable, is filed by such Seller with the Secretary of State of the State of Delaware. If any necessary consent, approval or novation is not obtained prior to the Closing, Buyer and the applicable Seller shall cooperate with each other in any reasonable lawful arrangement designed to provide Buyer with all of the benefits under such contract, lease agreement or other Transferred Asset as if such consent, approval or novation had been obtained, including subleases from the applicable Seller and undertakings by such Seller of the work necessary to complete Contracts as the agent of Buyer with the understanding that such Seller shall, or shall cause its Affiliates to, provide Buyer all of the benefits of such Contracts and then invoice the customer for services rendered and promptly remit the amount of the receivable to Buyer. Nothing herein shall excuse Buyer or any Seller from responsibility for any of its respective representations and warranties or covenants hereunder.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that, following the date of this Agreement, the Parties become aware of a Contract that was required to be set forth on Schedule 3.7(a), but was omitted from such Schedule, Buyer shall have the option, at its sole discretion, to accept or reject inclusion of such Contract as a Transferred Asset.

(c) Notwithstanding anything to the contrary in this Agreement, Buyer shall have the ability, at its sole discretion, to amend Schedule A(i) prior to the Closing to exclude or include additional Transferred Contracts related to the Owned Intellectual Property or the Transferred Assets.

2.5 Assumption of Assumed Liabilities. On the terms and subject to the conditions set forth herein, at the Closing, Buyer shall assume and discharge or perform, or shall cause one or more of its Affiliates as designated in writing by Buyer prior to the Closing Date to assume and discharge or perform when due, all of the Assumed Liabilities.

2.6 Excluded Liabilities. Notwithstanding anything in this Agreement to the contrary, Buyer is not assuming, pursuant to this Agreement or any of the transactions contemplated hereby, any of the Excluded Liabilities, and each Seller and its Subsidiaries shall retain and be responsible for all Excluded Liabilities.

2.7 Consideration. Subject to the terms and conditions of this Agreement, as consideration for the Transferred Assets, the Transferred Interests and Assumed Liabilities, Buyer shall on the Closing Date pay the Cash Consideration and issue the Stock Consideration pursuant to the terms of Section 2.8(b)(i) and (ii).

2.8 Closing Deliveries.

(a) Seller Closing Deliveries. At the Closing, Sellers shall deliver (or cause to be delivered) to Buyer all of the following:

(i)	Sellers Officers’ Certificate. The certificate required to be delivered pursuant to Section 7.2(c);

(ii)	Bill of Sale, Assignment and Assumption. A sale, assignment and assumption in the form attached hereto as Exhibit A, duly executed by each Seller (the “Bill of Sale, Assignment and Assumption”);

(iii)	Release of Liens. Evidence reasonably satisfactory to Buyer of the release and discharge of all Liens (other than Permitted Liens) on (A) the Transferred Assets and (B) all assets and properties of the Transferred Company;

(iv)	Lockup Agreement. A lockup agreement mutually acceptable to Buyer and SoftBank, acting reasonably and in good faith, duly executed by SoftBank, setting forth the rights and obligations accompanying the Stock Consideration, including (A) “piggyback” registration rights, (B) a lockup of no more than 180 days, and (C) transfer restrictions prohibiting transfer of the Stock Consideration directly or indirectly to any equityholder of Fair as of the Closing;

(v)	Transferred Company Documents. Any equity books, equity ledger, minute books, and organizational documents of the Transferred Company;

(vi)	Transferred Interests. Evidence of the assignment and transfer of the Transferred Interests from Fair to Buyer, and the admission of Buyer as a member of Transferred Company upon the assignment of such Transferred Interests, in form and substance reasonably satisfactory to Buyer, accompanied by duly executed equity powers or other similar transfer documents;

(vii)	Resignations; Removal. Evidence reasonably satisfactory to Buyer of the resignation or removal, effective as of the Closing, of all officers and members of the board of managers (or other similar governing body) of the Transferred Company;

(viii)	Transferred Company Actions. Evidence reasonably satisfactory to Buyer that the Actions set forth on Schedule 2.8(a)(ix) have been settled, discharged and released in full, with no continuing Liabilities of the Transferred Company with respect thereto;

(ix)	Tax Forms. Each of the Sellers shall have delivered to Buyer a properly executed IRS Form W-9, together with any other tax forms reasonably requested by Buyer that would permit the parties to avoid or reduce withholding on the Purchase Price or any other payment made hereunder; and

(x)	Further Instruments. Such documents of further assurance reasonably necessary and typical for transactions similar to those contemplated by this Agreement in order to complete the transactions contemplated by this Agreement.

(b) Buyer Closing Deliveries. At the Closing, Buyer shall deliver (or cause to be delivered) to Sellers or their designee, at Sellers’ direction, all of the following:

(i)	Cash Consideration. An amount equal to the Cash Consideration by wire transfer of immediately available funds to the account(s) previously designated to Buyer by Sellers in writing, with such account(s) designated to Buyer at least two (2) Business Days prior to the Closing;

(ii)	Stock Consideration. The issuance of the Stock Consideration as designated by Sellers in writing at least two (2) Business Days prior to the Closing;

(iii)	Buyer Officer’s Certificate. The certificate required to be delivered pursuant to Section 7.3(c);

(iv)	Lockup Agreement. A lockup agreement mutually acceptable to Buyer and SoftBank, acting reasonably and in good faith, duly executed by Buyer, setting forth the rights and obligations accompanying the Stock Consideration, including (A) “piggyback” registration rights, (B) a lockup of no more than 180 days, and (C) transfer restrictions prohibiting transfer of the Stock Consideration directly or indirectly to any equityholder of Fair as of the Closing;

(v)	Bill of Sale, Assignment and Assumption. The Bill of Sale, Assignment and Assumption, duly executed by Buyer; and

(vi)	Further Instruments. Such documents of further assurance reasonably necessary and typical for transactions similar to those contemplated by this Agreement in order to complete the transactions contemplated by this Agreement.

2.9 Purchase Price Allocation.

(a) Buyer and Sellers agree that any amounts treated as Purchase Price for U.S. federal income tax purposes, including the Cash Consideration and the Stock Consideration, and any Assumed Liabilities or other amounts properly included for such purpose, shall be allocated among the Transferred Assets, including to the Transferred Interests (and such amount shall be further allocated among the assets of the Transferred Company), in accordance with Section 1060 of the Code (such allocation, the “Purchase Price Allocation”). Within ninety (90) days after the Closing Date, Buyer will prepare and deliver to Sellers an initial Purchase Price Allocation and the Parties shall negotiate to resolve disputed items, if any, in such initial Purchase Price Allocation as promptly as practicable. If the Parties are unable to reach agreement with respect to the Purchase Price Allocation within thirty (30) days after the delivery of the initial Purchase Price Allocation, the Parties shall be entitled to use their own purchase price allocations for Tax reporting purposes.

(b) To the extent the Parties agree on a Purchase Price Allocation pursuant to Section 2.9(a), the Parties shall (i) timely file all Tax Returns required to be filed in connection with the Purchase Price Allocation, including IRS Form 8594, and (ii) prepare and file all Tax Returns and determine all Taxes in a manner consistent with the Purchase Price Allocation, except as may be required pursuant to a final determination within the meaning of Section 1313 of the Code and except as may be necessary to reflect adjustments to the Purchase Price Allocation resulting from post-Closing adjustments. Each of the Parties shall notify the other if it receives notice that any Governmental Authority proposes any allocation different from the Purchase Price Allocation.

2.10 Withholding. Buyer shall be entitled to deduct and withhold from the consideration payable or deliverable in connection with the transactions contemplated by this Agreement to any Person, such amounts that Buyer is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Law; provided, that Buyer shall have provided Sellers with two (2) Business Days’ advance notice of any such requirement to deduct and withhold from any consideration payable to Sellers. To the extent that amounts are so withheld and duly and timely deposited with the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.11 Transfer of Transferred Company Licenses. Buyer shall have the sole responsibility, post-Closing, to prepare and timely file with the California Department of Motor Vehicles any notices or other filings required as a result of the change in ownership of the Transferred Company and ultimate ownership of the dealer licenses, including, without limitation, the Auto/Commercial Vehicle Lessor-Retailer license, the Used Auto/Commercial Vehicle Dealer license, the Vehicle Dealer license, the California Department of Tax and Fee Administration Seller’s Permit, the Business Partner Automation Program permit, and the State Certificate of Authority to conduct business.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the disclosure schedules attached to this Agreement (the “Schedules”), subject to Section 10.8, Sellers represent and warrant, jointly and severally, to Buyer as of the date of this Agreement and as of the Closing Date, as follows:

3.1 Organization of Sellers; Organization of the Transferred Company.

(a) Each Seller was duly organized, and is validly existing, as a corporation or limited liability company in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, operate, or lease its properties and assets. Each Seller is duly licensed or qualified to do business and (where applicable) is in good standing in each jurisdiction except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller.

(b) Transferred Company was duly organized, and is validly existing, as a limited liability company in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, operate, or lease its properties and assets. Transferred Company is duly licensed or qualified to do business and (where applicable) is in good standing in each jurisdiction except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller.

3.2 Due Authorization. Each Seller has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements and to perform all obligations to be performed by it and to consummate the transactions contemplated hereunder and thereunder. The execution and delivery of this Agreement and each of the Ancillary Agreements by each Seller and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly and validly authorized and approved, and no other proceedings on Sellers’ part are necessary to authorize this Agreement or the Ancillary Agreements. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by each Seller and (assuming this Agreement and the Ancillary Agreements constitute legal, valid and binding obligations of Buyer), constitute a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exceptions”).

3.3 Capitalization; Subsidiaries.

(a) Schedule 3.3(a) sets forth the entire capitalization (including the identity of each equityholder and the number and type of interests held by each such equityholder) of each Seller and the Transferred Company, including the Transferred Interests. Except as set forth on Schedule 3.3(b), no Seller nor the Transferred Company has any Subsidiaries and no Seller nor any of its Subsidiaries (including the Transferred Company) owns or otherwise holds, directly or indirectly, any stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person.

(b) The Transferred Interests constitute all of the issued and outstanding limited liability company interests of the Transferred Company, including any other similar equity interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the Transferred Company. The Transferred Interests are validly issued, without any violation of any preemptive rights or rights of first refusal or first offer. Fair owns good and valid title to all Transferred Interests in the amount set forth on Schedule 3.3(a), free and clear of all Liens (other than Permitted Liens). The Transferred Interests have been granted, offered, sold and issued in compliance with all applicable Laws. No dividends or distributions are payable with respect to any of the Transferred Interests.

(c) Except for this Agreement, there are no existing options, warrants, calls, rights, subscriptions, arrangements, claims, Contracts, commitments (contingent or otherwise) or other agreements of any character to which the Transferred Company is a party, or is otherwise subject, requiring, and there are no securities of the Transferred Company outstanding that upon conversion or exchange would require, the issuance, sale or transfer of any additional equity interests of the Transferred Company or other similar interests of the Transferred Company convertible into, exchangeable for or evidencing the right to subscribe for or purchase any equity or other similar interests of the Transferred Company. Except for this Agreement, none of the Sellers nor the Transferred Company is a party, or is otherwise subject, to any voting trust, voting agreement, proxies, member agreements, equity plans or other agreements or understandings with respect to any equity or similar interests of any of the Transferred Company or to any Contract relating to the issuance, sale, redemption, transfer, acquisition or other disposition or the registration of any equity or similar interests of the Transferred Company.

3.4 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth on Schedule 3.4, the execution and delivery of this Agreement and the Ancillary Agreements by Sellers, and the consummation of the transactions contemplated hereby and thereby do not and will not, (a) violate any provision of, or result in a breach of, any applicable Law to which the Transferred Assets or the Transferred Company are subject, (b) violate or conflict with the respective certificate of incorporation, certificates of formation, bylaws, limited liability company agreements or other organizational documents of Sellers or the Transferred Company, (c) with or without notice or lapse of time or both, violate any provision of or result in a breach of or default under, require a consent under, or result in an event that would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any obligation under, any Material Contract or any Permits listed on Schedule 3.12, or result in the creation of any Lien under any such Contract upon any of the Transferred Assets, Transferred Interests or any properties or assets of the Transferred Company, or (d) result in a violation or revocation of any material Permit or approval from any Governmental Authority.

3.5 Litigation and Proceedings. Except as set forth on Schedule 3.5, since January 1, 2020, there has been no, and there are no pending or, to the Knowledge of Sellers, threatened, material Actions before or by any Governmental Authority to which any Seller or the Transferred Company is subject or involving, relating to, or arising out of the Transferred Assets or any properties or assets of the Transferred Company, and neither any Seller nor the Transferred Company has received any cease-and-desist letter involving, relating to, or arising out of the Transferred Assets or the Transferred Company. There is no unsatisfied judgment or any open injunction or order involving, relating to, or arising out of the Transferred Assets or to which the Transferred Company or any of its properties or assets is subject.

3.6 Legal Compliance.

(a) Sellers and the Transferred Company are, and at all times since January 1, 2020 have been, in material compliance with all applicable Laws.

(b) Sellers and the Transferred Company have not received any written notices from any Governmental Authority alleging a violation of any applicable Law, at any time since January 1, 2020.

3.7 Contracts; No Defaults.

(a) Schedule 3.7(a) contains a complete and accurate list, as of the date of this Agreement, of the following Contracts (i) that are used in connection with or related to the Transferred Assets, or by which any of the Transferred Assets are bound, or (ii) to which the Transferred Company is subject or by which the Transferred Company is bound, in each case as amended (together with any Contracts entered into prior to Closing in accordance with Section 5.1 to be used in connection with any Transferred Contracts or to which the Transferred Company is subject or by which the Transferred Company is bound, the “Material Contracts”):

(i)	each Contract pursuant to which material personal property is leased;

(ii)	each Contract pursuant to which goods, supplies and services are purchased by Sellers or the Transferred Company from vendors or similar third parties involving or that could reasonably be expected to involve payments in excess of $250,000 or greater in any twelve (12)-month period;

(iii)	any Contract with any Seller Personnel that could reasonably be expected to involve payments in excess of $200,000 or greater in any twelve (12)-month period, other than any Company Benefit Plan;

(iv)	any Contract concerning confidentiality or any arrangement concerning non-competition, non-disclosure, non-hire, non-solicitation or otherwise that limits the freedom of or restricts Sellers, the Transferred Company or the Transferred Assets in any way;

(v)	all Contracts pursuant to which any Seller or the Transferred Company leases, licenses, is licensed or is otherwise authorized to use, develop or distribute any Intellectual Property, other than Contracts for commercial shrink wrap Software;

(vi)	all Contracts pursuant to which any Intellectual Property was developed by Sellers, the Transferred Company or any third party on behalf of or for the benefit of Sellers or the Transferred Company, including any joint development agreements, to the extent not listed in Schedule 3.7(a)(v);

(vii)	all Contracts relating to any acquisitions or dispositions (by merger, purchase or sale of assets or stock or otherwise) (i) of any of the Transferred Assets involving an aggregate purchase price of $250,000 or more, or (ii) to which the Transferred Company is subject or by which the Transferred Company is bound, in each case as to which any Seller or the Transferred Company has continuing material obligations or material rights;

(viii)	any Contract (or group of related arrangements) under which any Seller or the Transferred Company has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness or (B) imposed (or may impose) any Lien, other than a Permitted Lien, on any of such entity’s assets, tangible or intangible;

(ix)	any Contract containing a most-favored-nation, minimum purchase, best pricing or other similar term or provision or any Contract containing a requirement to deal exclusively with or grant exclusive rights or rights of first refusal to any customer, vendor, supplier, distributor, contractor or other party; and

(x)	any settlement Contract with respect to any Action, other than settlement Contracts fully discharged solely for cash.

(b) Sellers have made available to Buyer, prior to the execution of this Agreement, true and complete copies of each written Material Contract (including all amendments thereto), and an accurate and complete description of the terms of any oral Material Contract. All of the Transferred Contracts, and all Contracts to which the Transferred Company is subject or by which the Transferred Company is bound, are (i) in full force and effect, subject to the Remedies Exceptions, and (ii) represent the valid and binding obligations of the applicable Seller or the Transferred Company, and, to the Knowledge of Sellers, each of the other parties thereto. Sellers and the Transferred Company are not and, to the Knowledge of Sellers, no other party is, in breach of or in default under any Transferred Contract, or any Contract to which the Transferred Company is subject or by which the Transferred Company is bound, and Sellers and the Transferred Company have not received any claim or notice of breach of or default under any such Transferred Contract or any Contract to which the Transferred Company is subject or by which the Transferred Company is bound. No event has occurred that, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Transferred Contract or Contract to which the Transferred Company is subject or by which the Transferred Company is bound (in each case, with or without notice or lapse of time or both). There are no material disputes pending or threatened under any Transferred Contract or any Contract to which the Transferred Company is subject or by which the Transferred Company is bound.

3.8 Employees and Labor Relations.

(a) Schedule 3.8(a) sets forth a complete and correct list of each material Company Benefit Plan.

(b) Schedule 3.8(b) lists all Seller Personnel and independent contractors, together with (as applicable) the title, position, base salary or hourly wage rate, target bonus, immigration status, and classification as exempt or non-exempt, full-time or part-time, salaried or hourly, in each case, as of the date hereof. All Seller Personnel are employed at will, and their employment or engagement may be terminated at will. Schedule 3.8(b) also lists all Seller Personnel currently on disability or leaves of absence (including the date such disability or leave commenced, the type of leave of absence, and the expected date of return to active employment).

(c) There are no unpaid wages, bonuses, retention payments, change in control payments, commissions, social insurance, or housing fund payments due to or on behalf of any Seller Personnel, any independent contractor of the Business or any former employee or independent contractor of the Business, or premiums for, or contributions or payments due to, any Company Benefit Plan or any Governmental Authority in respect of the time period from January 1, 2020, through and including the Closing Date, except for (i) amounts for wages accrued in the Ordinary Course in the current pay period and (ii) any wages, bonuses, retention payments, or severance payments that are or may become payable by Sellers to Seller Personnel, regardless of whether they become Transferred Employees, as determined by Sellers in Sellers’ sole discretion.

(d) There are and have been no collective bargaining agreements or other labor union contracts applicable to or covering any Seller Personnel. There are no Actions for unfair labor practice, controversies, disputes, strikes, slowdowns, lockouts, picketing, or work stoppages pending or, to the Knowledge of Sellers, threatened by any Seller Personnel. There is no union organizing effort pending or, to the Knowledge of Sellers, threatened with respect to any Seller Personnel.

3.9 Taxes.

(a) All material Tax Returns required to be filed with respect to the Transferred Assets or the Transferred Company have been filed, and all such Tax Returns are true, complete, and correct in all material respects.

(b) All Taxes that are due and payable by Sellers or the Transferred Company or with respect to the Transferred Assets or the Transferred Company have been paid, whether or not shown on any Tax Return.

(c) Sellers have, with respect to the Transferred Assets, and the Transferred Company has, properly and timely withheld and collected all material amounts required to be withheld or collected, timely deposited such amounts with the appropriate Governmental Authority, and have properly reported all Taxes that they are required to withhold from amounts paid or owing to any employee, consultant, creditor or other third party.

(d) No written notice of deficiency or assessment of Taxes has been received by Sellers from any Governmental Authority with respect to the Transferred Assets, or by the Transferred Company. Sellers have not, with respect to the Transferred Assets, and the Transferred Company has not, executed any waiver of any statute of limitations on, or extending the period for the assessment or collection of, any Tax.

(e) There is no Action, dispute, suit, proceeding, investigation, audit, claim, proposed adjustment, assessment, or examination ongoing or pending with respect to Taxes of Sellers or the Transferred Company, or with respect to the Transferred Assets, and Sellers have not, with respect to the Transferred Assets, and the Transferred Company has not, received any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, (iii) claim that they are subject to Tax in a jurisdiction in which they do not file Tax Returns, or (iv) written notification of any audits, Actions, disputes, claims, refund litigations, proposed adjustments, assessments or examinations pending or proposed.

(f) None of the Transferred Assets are required to be depreciated under the alternative depreciation system under Section 168(g)(2) of the Code or are “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(g) Sellers (with respect to the Transferred Assets) and the Transferred Company have not filed, and do not have pending, any ruling requests with any Governmental Authority, including any requests to change any accounting method.

(h) No Person who is not a “United States person” within the meaning of Section 7701(a)(30) of the Code is transferring a Transferred Asset that constitutes a “United States real property interest” within the meaning of Section 897(c) of the Code.

(i) The Transferred Company has at all relevant times been, and will continue to be through the Closing Date, an entity disregarded from its owner for United States federal (and relevant state) income tax purposes in accordance with Treasury Regulation 301.7701-3(b)(1)(ii).

3.10 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Buyer or any of its Affiliates would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Sellers or any of their Affiliates (including the Transferred Company) (“Broker Fees”).

3.11 Permits. Schedule 3.11 contains a complete and accurate list of all material Permits held by Sellers, in connection with the Transferred Assets, and the Transferred Company. All such Permits are valid and in full force and effect and no suspension or cancellation of any such Permits is pending or, to the Knowledge of Sellers, threatened. The Transferred Assets and the business and operations of the Transferred Company are, and have at all times since January 1, 2020 been, conducted in compliance with all of the Permits necessary under applicable Law.

3.12 Title to Transferred Assets. Sellers own and have good title to, or have valid rights to use, all of the Transferred Assets free and clear of all Liens other than Permitted Liens. The Transferred Company owns and has good title to, or has valid rights to use, all of its assets free and clear of all Liens other than Permitted Liens. SoftBank maintains a perfected security interest in all of the Transferred Assets. This Section 3.12 is not intended to, and does not, constitute a representation or warranty as to validity, enforceability or non-infringement of Intellectual Property (such matters are exclusively represented to in Section 3.14).

3.13 Real Property. Except as set forth on Schedule 3.13, neither Sellers nor the Transferred Company currently lease, sublease, manage or occupy any premise or real property, and neither Sellers nor the Transferred Company are a party to any Contract or agreement agreeing to or purporting to agree to, lease, sublease, manage or occupy any premise or real property.

3.14 Intellectual Property.

(a) Schedule 3.14(a) is a correct and complete list of all Intellectual Property registered with or the subject of a pending application for registration before, any Governmental Authority, in each case owned by Sellers or the Transferred Company (the “Scheduled Intellectual Property”), indicating for each such item the registration or application number and the applicable filing jurisdiction. The Intellectual Property owned by Sellers and included in the Transferred Assets ( the “Owned Intellectual Property”), and the Intellectual Property licensed to Sellers pursuant to a written license agreement that is valid and enforceable and included in the Transferred Assets (the “Licensed Intellectual Property”) (collectively, the Owned Intellectual Property together with the Licensed Intellectual Property, the “Seller Intellectual Property”) together includes all the Intellectual Property used or held by Sellers. Each material item of Seller Intellectual Property will be owned, licensed and available for use on identical terms following the consummation of the transactions contemplated hereby as such items were owned by, licensed to and available for use by Sellers prior to the consummation of the transactions contemplated hereby.

(b) Sellers exclusively own (beneficially, and of record where applicable) all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (except Permitted Liens) and exclusive licenses.  The Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding Action or governmental proceeding adversely affecting or that could adversely affect Sellers’ use thereof or rights thereto.

(c) Sellers have (i) complied with all internet domain name registration and other requirements of internet domain administration authorities concerning all internet domain names that are Seller Intellectual Property, and (ii) operated all websites associated with such internet domain names in accordance with, and in all material respects, with all applicable Laws.

(d) The Owned Intellectual Property does not infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated or otherwise violated, the Intellectual Property rights of any Person.  There are no Actions pending or, to the Knowledge of Sellers, threatened against Sellers concerning the ownership, validity, registerability, enforceability, infringement, misappropriation or violation of any Intellectual Property.  Sellers have not received any notice or other communication claiming, alleging or suggesting that Sellers have infringed, misappropriated or otherwise made any unlawful or unauthorized use of any Intellectual Property and, to the Knowledge of Sellers, no other Person has threatened to make any such claims. To the Knowledge of Sellers, no valid basis exists for any such Action, and no Person is infringing, misappropriating or otherwise violating, or has since January 1, 2020, infringed, misappropriated or otherwise violated, any Owned Intellectual Property. Except as set forth on Schedule 3.15(d), since January 1, 2020, Sellers have not made any claims in writing to any other Person alleging that such Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property.

(e) Schedule 3.14(e)(i) sets forth a complete and accurate list of all Software owned by Sellers (the “Seller Software”).  Except as set forth in Schedule 3.14(e)(ii), the Seller Software, was (i) developed by employees of Sellers within the scope of their employment; or (ii) developed by independent contractors pursuant to a Contract under which the independent contractor irrevocably assigned its entire right, title and interest in and to the Seller Software developed by it to Sellers.  Sellers have taken commercially reasonable steps to ensure that all Software used by Sellers is free of any disabling codes or instructions, and any virus or other intentionally created, undocumented contaminant, that may, or may be used to, access, modify, delete, damage or disable any internal computer systems (including hardware, Software, databases and embedded control systems) of Sellers, and to the Knowledge of Sellers, such Software is free of any such codes, instructions, viruses and contaminants.   No source code of any Seller Software has been licensed or otherwise provided to any third party.

(f) No trade secret or material confidential know-how that is owned by Sellers has been disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the proprietary interests in and to such trade secrets and confidential know-how.  Sellers have taken reasonable precautions to protect the secrecy, confidentiality and value of their trade secrets and material confidential know-how.

(g) Except as set forth in Schedule 3.14(g), all current and former officers and directors of Sellers, and all current and former employees, independent contractors and consultants of Sellers who are or were at any time involved in the development of Intellectual Property for or on behalf of Sellers, or who may be or were exposed to any material trade secret or material confidential information of Sellers, have executed and delivered to Sellers an agreement assigning to Sellers their entire right, title and interest in and to such Intellectual Property,  and protecting the secrecy, confidentiality and value of such trade secrets or confidential information, or have otherwise assigned the foregoing to Sellers by operation of applicable Law.

3.15 Absence of Changes. Since January 1, 2020 and except for (i) the sale of the assets of the Fleet Business, (ii) in the Ordinary Course of business, and (iii) as set forth on Schedule 3.15, there has not been:

(a) any disposal of any of the material assets of Sellers or the Transferred Company;

(b) any Contracts entered into by Sellers and any current Seller Personnel, or the Transferred Company, or current independent contractors with respect to any change in control, retention, severance or similar type payments or benefits;

(c) any transfer or assignment of or grant of any license or sublicense under or with respect to any Scheduled Intellectual Property or Owned Intellectual Property;

(d) any failure to take or maintain reasonable measures to protect the confidentiality or value of any trade secrets or know-how included in the Owned Intellectual Property;

(e) any cancellation, compromise, release or assignment of any material Indebtedness owed to Sellers or the Transferred Company or any material claims held by Sellers or the Transferred Company;

(f) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any current or former directors, officers or employees of Sellers or the Transferred Company; and

(g) any Contract by Sellers, the Transferred Company or any other Person to take any of the foregoing.

3.16 Affiliate Transactions. Except as set forth on Schedule 3.16, there are no Contracts or other instruments, arrangements, relationships or understandings between or affecting the Transferred Assets, the Transferred Company or the Assumed Liabilities, on the one hand, and Sellers, SoftBank, their respective Affiliates or any employee, officer, board member, equityholder or stockholder of Sellers or SoftBank, on the other hand, other than a Contract for employment of such Person by Sellers (each, an “Affiliate Arrangement”).

3.17 Governmental Consents. Assuming the truth and completeness of the representations and warranties of Buyer contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration, registration or filing with, any Governmental Authority is required on the part of Sellers or the Transferred Company as a result of Sellers’ execution or delivery of this Agreement and the Ancillary Agreements or the consummation by Sellers of the transactions contemplated hereby and thereby.

3.18 Transferred Company Matters.

(a) The Transferred Company has no Indebtedness outstanding.

(b) The Transferred Company has no Transaction Expenses outstanding.

(c) The Transferred Company has no employees or independent contractors.

(d) The Transferred Company has no Liabilities other than (a) liabilities and obligations arising under the executory terms of any Contracts disclosed in this Agreement (or its Exhibits or Disclosure Schedule) and not arising as a result of any breach of the terms thereof, (b) liabilities incurred in the Ordinary Course of Business that do not and would not exceed $50,000 in the aggregate, and (c) accrued Taxes that are not yet due and payable and that are immaterial in amount.

3.19 No Additional Representations or Warranties. Except as provided in this ARTICLE III, in any Ancillary Agreement or in the case of fraud or willful misrepresentation, none of Sellers nor any of their respective Affiliates, nor any of their respective Representatives, has made, or is making, any representation or warranty whatsoever to Buyer or its Representatives or Affiliates regarding Sellers, any business conducted by Sellers, or the Transferred Assets or the Transferred Company, and absent fraud or willful misrepresentation, no such party shall be liable in respect of the accuracy or completeness of any such information provided to Buyer or its Representatives or Affiliates regarding Sellers, any business conducted by Sellers, or the Transferred Assets or the Transferred Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Except (i) as disclosed in, and reasonably apparent from, the Exchange Act Reports publicly available after January 1, 2021 and prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (ii) as disclosed in a document of even date herewith delivered by Buyer to the Sellers prior to the execution and delivery of this Agreement and referring by section or subsection number to the representations and warranties in this Agreement (the “Buyer Disclosure Schedule”) (subject to Section 10.8), Buyer represents and warrants to Sellers and to SoftBank as of the date of this Agreement and as of the Closing Date, as follows:

4.1 Corporate Organization. Buyer has been duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the requisite power and authority to own, lease or operate its properties and to conduct its business as it is now being conducted. Buyer is duly licensed or qualified and (where applicable) in good standing in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

4.2 Due Authorization. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements and to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized and approved, and no other proceedings on the part of Buyer are necessary to authorize this Agreement or the Ancillary Agreements. This Agreement and each of the Ancillary Agreements has been duly and validly executed and delivered by Buyer and (assuming this Agreement and each of the Ancillary Agreements constitute legal, valid and binding obligations of the other Parties thereto) constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Remedies Exceptions. The shares constituting the Stock Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, such shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights credited under Buyer’s certificate of incorporation or bylaws or under the laws of the State of Delaware.

4.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth on Schedule 5.3, the execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not, as of the Closing, (a) violate any provision of, or result in the breach of, any applicable Law to which Buyer is subject or by which any property or asset of Buyer is bound, (b) violate or conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer, or (c) with or without notice or lapse of time or both, violate any provision of or result in a breach of or default under, require a consent under, or result in an event which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any obligation under, any material agreement to which Buyer is a party or by which Buyer may be bound.

4.4 Litigation and Proceedings. As of the date of this Agreement, there are no pending or, to the knowledge of Buyer, threatened, Actions by or before any Governmental Authority against Buyer that, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer. There is no unsatisfied judgment or any open injunction binding upon Buyer which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer. The Buyer has not received any written communication from a Governmental Authority that alleges that the Buyer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Buyer. As of the date of this Agreement, there is no suit, action, proceeding or investigation pending or, to the knowledge of Buyer, threatened against Buyer by Nasdaq or the Securities and Exchange Commission (the “Commission”) with respect to any intention by such entity to deregister the Buyer Common Stock or prohibit or terminate the listing of the Buyer Common Stock on Nasdaq. Buyer has taken no action that is designed to terminate the registration of the Buyer Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the listing of the Buyer Common Stock on Nasdaq.

4.5 Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming (a) the representations and warranties of Sellers contained in this Agreement are true and correct in all material respects without any omission of any material fact necessary to make the statements contained herein untrue, and (b) the performance by Sellers of Sellers’ obligations hereunder, after giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, each of Buyer and its Affiliates (i) will have adequate capital and liquidity with which to own and operate the Transferred Assets and (ii) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

4.6 Governmental Consents. Assuming the truth and completeness of the representations and warranties of Sellers contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration, registration or filing with, any Governmental Authority is required on the part of Buyer with respect to Buyer’s execution or delivery of this Agreement and the Ancillary Agreements or the consummation by Buyer of the transactions contemplated hereby and thereby (including the issuance of the Stock Consideration), except for any consents, waiver, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

4.7 No Defaults. As of the date of this Agreement, the Buyer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the certificate of incorporation, bylaws or other organizational documents of Buyer, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, Buyer is a party or by which Buyer’s properties or assets are bound or (iii) any applicable Law to which Buyer is subject or by which any property or asset of Buyer is bound, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

4.8 Capitalization. As of the date of this Agreement and as of immediately prior to the Closing Date, the authorized capital stock of Buyer consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), (ii) 500,000,000 shares of Buyer Common Stock and (iii) 10,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”). As of the close of business on the Business Day prior to the date of this Agreement, (i) no shares of Preferred Stock are issued and outstanding, (ii) 82,679,131 shares of Buyer Common Stock are issued and outstanding, (iii) no shares of Class B Common Stock are issued and outstanding, (iv) 1,502,040 options to purchase Buyer Common Stock are outstanding, and (v) 8,194,738 unvested restricted stock units to acquire Buyer Common Stock are outstanding. All issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights. Except as set forth above, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Buyer any shares of Buyer Common Stock or other equity interests in Buyer, or securities convertible into or exchangeable or exercisable for such equity interests. There are no stockholder agreements, voting trusts or other agreements or understandings to which Buyer is a party or by which it is bound relating to the voting of any securities of Buyer, other than as set forth on Schedule 4.8. There are no securities or instruments issued by or to which Buyer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Stock Consideration that have not been or will not be validly waived on or prior to the Closing Date.

4.9 Exchange Act Reports; Financial Statements. Buyer’s public reports filed with the Commission since January 1, 2021 (collectively, the “Exchange Act Reports”) did not when filed, and as amended to the date hereof do not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and such Exchange Act Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder. Buyer has timely filed each report, statement, schedule, prospectus, and registration statement that Buyer was required to file with the Commission since January 1, 2021. There are no material outstanding or unresolved comments in comment letters from the Commission with respect to any of Buyer’s filings with the Commission (the “SEC Documents”). Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Documents was prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of Buyer as at the respective dates thereof and for the respective periods indicated therein.

4.10 No Bankruptcy or Insolvency. Neither Buyer nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does Buyer or any Buyer’s Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

4.11 Intellectual Property.

(a) Buyer exclusively owns (beneficially, and of record where applicable) all right, title and interest in and to the Intellectual Property it purports to own, free and clear of all Liens and exclusive licenses (excluding Intellectual Property purchased pursuant to this Agreement, the “Buyer Intellectual Property”).  The Buyer Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding Action or governmental proceeding adversely affecting or that could adversely affect Buyer’s use thereof or rights thereto.

(b) Buyer has (i) complied with all internet domain name registration and other requirements of internet domain administration authorities concerning all internet domain names that are Buyer Intellectual Property, and (ii) operated all websites associated with such internet domain names in accordance with, and in all material respects, with all applicable Laws.

(c) The Buyer Intellectual Property does not infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated or otherwise violated, the Intellectual Property rights of any Person.  There are no Actions pending or, to the Knowledge of Buyer, threatened against Buyer concerning the ownership, validity, registerability, enforceability, infringement, misappropriation or violation of any Intellectual Property.  Buyer has not received any notice or other communication claiming, alleging or suggesting that Buyer has infringed, misappropriated or otherwise made any unlawful or unauthorized use of any Intellectual Property and, to the Knowledge of Buyer, no other Person has threatened to make any such claims. To the Knowledge of Buyer, no valid basis exists for any such Action, and no Person is infringing, misappropriating or otherwise violating, or has since January 1, 2020, infringed, misappropriated or otherwise violated, any Buyer Intellectual Property. Since January 1, 2020, Buyer has not made any claims in writing to any other Person alleging that such Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property.

(d) All Software owned by Buyer was (i) developed by employees of Buyer within the scope of their employment; or (ii) developed by independent contractors pursuant to a Contract under which the independent contractor irrevocably assigned its entire right, title and interest in and to such Software developed by it to Buyer.  Buyer has taken commercially reasonable steps to ensure that all Software used by Buyer is free of any disabling codes or instructions, and any virus or other intentionally created, undocumented contaminant, that may, or may be used to, access, modify, delete, damage or disable any internal computer systems (including hardware, Software, databases and embedded control systems) of Buyer, and to the Knowledge of Buyer, such Software is free of any such codes, instructions, viruses and contaminants.   No source code of any such Software has been licensed or otherwise provided to any third party.

(e) No trade secret or material confidential know-how that is owned by Buyer has been disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the proprietary interests in and to such trade secrets and confidential know-how.  Buyer has taken reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and material confidential know-how.

(f) All current and former officers and directors of Buyer, and all current and former employees, independent contractors and consultants of Buyer who are or were at any time involved in the development of Intellectual Property for or on behalf of Buyer, or who may be or were exposed to any material trade secret or material confidential information of Buyer, have executed and delivered to Buyer an agreement assigning to Buyer their entire right, title and interest in and to such Intellectual Property, and protecting the secrecy, confidentiality and value of such trade secrets or confidential information, or have otherwise assigned the foregoing to Buyer by operation of applicable Law.

4.12 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Seller, SoftBank or any of its Affiliates would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.

4.13 OFAC. Buyer and its directors, officers, employees, representatives, agents and any person acting on its behalf is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department's Office of Foreign Assets Control “OFAC”), or any other Executive Order issued by the President of the United States and administered by OFAC (collectively “OFAC List”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States or (iv) a Designed National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515.

4.14 Anti-Corruption. (i) Buyer and its directors, officers employees, representatives, agents and any person acting on its behalf has not engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction (including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended), (ii) Buyer has instituted and maintains systems, policies and procedures designed to prevent violation of such laws, regulations and rules and (iii) no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator having jurisdiction over Buyer with respect to such laws, regulations and rules is pending and, to the Knowledge of Buyer, no such actions, suits or proceedings are threatened.

4.15 CFIUS. As of the date of this Agreement, Buyer is not a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies,” (ii) performs the functions as set forth in appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure,” or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms are defined in 31 C.F.R. Part 800.

4.16 No Additional Representations or Warranties. Except as provided in this ARTICLE IV, in any Ancillary Agreement or in the case of fraud or willful misrepresentation, none of Buyer nor any of its Affiliates, nor any of their respective Representatives, has made, or is making, any representation or warranty whatsoever to Seller, SoftBank or their respective Representatives or Affiliates regarding Buyer, and absent fraud or willful misrepresentation, no such party shall be liable in respect of the accuracy or completeness of any such information provided to Seller, SoftBank or their respective Representatives or Affiliates regarding Buyer.

ARTICLE V
COVENANTS OF SELLERS

5.1 Conduct of Business.

(a) From the date hereof through the Closing, except (i) as would constitute a violation of applicable Law (including any applicable antitrust or competition Law), (ii) as set forth on Schedule 5.1 or as expressly required by this Agreement, (iii) failure to comply with any Contracts that are not Transferred Contracts or Contracts of the Transferred Company, or (iv) as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Sellers shall use commercially reasonable efforts to maintain (x) good and valid title to the Owned Intellectual Property and valid licenses with respect to the Licensed Intellectual Property and (y) relationships with Sellers’ and the Transferred Company’s material customers, suppliers and vendors and retain the services of Seller Personnel and Sellers’ independent contractors.

(b) Without limiting the generality of the foregoing, from the date hereof through the Closing, to the extent involving, relating to, or arising out of the Transferred Company or the ownership and use of the Transferred Assets, Sellers shall not, and shall cause their respective Subsidiaries (including the Transferred Company) not to, except (i) as would constitute a violation of applicable Law, (ii) as set forth on Schedule 5.1 or as expressly required by this Agreement, or (iii) as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied):

(i)	(A) materially modify, amend, assign or terminate (excluding any expiration in accordance with its terms) any Material Contract, provided, however, that Sellers or the Transferred Company may reduce the spending on any Material Contract by up to fifty percent (50%) of the trailing twelve (12)-month spend under such Material Contract without the consent of Buyer so long as any such reduction would not (x) cause any breach or default of such Material Contract or (y) be reasonably likely to result in any impairment or adverse effect on the Transferred Company or any of the Transferred Assets, or (B) waive, release or assign in any material respect any rights or claims in any Material Contract;

(ii)	enter into any Contract that would be a Material Contract if entered into prior to the date hereof, provided, however, that Sellers may enter into any Contract to effectuate the orderly wind down of Sellers, each as determined by Sellers in their sole discretion;

(iii)	sell, assign, transfer, convey, lease, license, knowingly surrender, encumber, divest, cancel, knowingly abandon, allow to lapse or expire or otherwise dispose of or subject to any Lien (other than Permitted Liens), any Transferred Assets;

(iv)	except as required by Law, the terms of any Company Benefit Plans as in effect on the date hereof, or with respect to any wages, bonuses, retention payments, or severance payments that are or may become payable by Sellers to Seller Personnel in the sole discretion of Sellers, regardless of whether such Seller Personnel become Transferred Employees on the date of this Agreement, (A) increase or announce the increase of in any manner the compensation, bonus, severance, employee benefits and fringe benefits under any Company Benefit Plan affecting any Seller Personnel or (B) enter into or amend any Company Benefit Plan or employment, services, consulting or similar agreement or arrangement with any Seller Personnel;

(v)	hire or terminate any Seller Personnel who are to become Transferred Employees, or attempt to induce any Seller Personnel who are to become Transferred Employees to terminate their employment or engagement with the Sellers prior to, at or after the Closing Date;

(vi)	cancel, compromise, release or assign any material claims relating to the Transferred Assets or any assets of the Transferred Company;

(vii)	make any material election relating to Taxes (except such that are consistent with past practices) or settle or compromise any Tax Liability or amend any Tax Return if such election, settlement or compromise would be binding on Buyer or otherwise affect the Transferred Assets or the Transferred Company;

(viii)	fail to maintain all insurance covering the Sellers’ employees (including Seller Personnel) and the Transferred Assets and the Transferred Company in full force and effect with their existing insurance providers, comparable in amount, scope and coverage to that in effect on the date hereof;

(ix)	(1) make any filings with any Governmental Authority relating to the withdrawal or surrender of any Permits held by Sellers and used in connection with the Transferred Assets, or by the Transferred Company, or (2) fail to use commercially reasonable efforts to keep current and in full force and effect, or to apply for or renew, any Permit of Sellers issued by any Governmental Authority that is used in connection with the Transferred Assets, or any Permit of the Transferred Company;

(x)	(i) declare, set aside or pay any dividends on, or make any other distributions (whether in securities or other property) in respect of, any equity interests of the Transferred Company; (ii) adjust, split, combine or reclassify any of the equity interests of the Transferred Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity interests or any other securities of the Transferred Company; or (iii) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any equity interests or any other securities of the Transferred Company or any rights, warrants or options to acquire any such equity interests or other securities;

(xi)	issue, deliver, sell, transfer, grant, pledge or amend the terms (whether by merger, consolidation or otherwise) of any equity interests of the Transferred Company, any other voting securities or any securities convertible or exercisable into or exchangeable for, or any rights, warrants or options to acquire, any such equity interests, voting securities or convertible or exchangeable securities;

(xii)	amend, adopt, authorize or propose any amendments to any of the organizational documents, including the certificate of formation or limited liability company agreement, of the Transferred Company;

(xiii)	propose, adopt or enter into any Contract or plan with respect to or consummate any plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Transferred Company; or

(xiv)	authorize, agree, resolve or otherwise commit to do any action prohibited under this Section 5.1(b).

(c) Nothing in this Section 5.1 shall prevent Sellers from selling all or any portion of the Fleet Business absent the consent of Buyer.

5.2 Inspection.

(a) From the date hereof through the Closing, Sellers shall provide Buyer and its Representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with the normal operation of the Business, to the Books and Records, the officers and employees of Sellers and the Transferred Company and shall furnish such Representatives with financial and operating data and other information concerning the Transferred Assets and, to the extent that separate operating data and other information exists with respect the Transferred Company, the Transferred Company, in each case as such Representatives may reasonably request.

(b) Any investigation pursuant to this Section 5.2 shall (i) be conducted in accordance with applicable Law, (ii) be subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Sellers or their Affiliates by third parties that may be in their possession from time to time, and (iii) exclude any information that is subject to attorney-client privilege from disclosure. Further, any investigation pursuant to this Section 5.2 shall only be upon reasonable notice and shall be at Buyer’s sole cost and expense. All information obtained by Buyer and its Representatives shall be subject to the Confidentiality Agreement, which shall remain in full force and effect until the Closing, at which time it shall automatically terminate (along with all obligations thereunder). All requests for access to the properties or Books and Records shall be made to such Representatives of Sellers as Sellers shall designate.

5.3 No Solicitation.

(a) On the date hereof, Sellers shall, and shall cause their respective Representatives to, immediately cease any existing discussion or negotiation with any Person (other than Buyer and its Affiliates and their respective Representatives) relating to an acquisition of the assets of Sellers (other than the Fleet Business) or the Transferred Company, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation or otherwise (collectively, a “Competing Transaction”). During the period beginning on the date hereof and ending on the Closing Date, Sellers shall, and shall cause their respective Affiliates and each of their respective Representatives (including their Affiliates’ respective Representatives) to, refrain from, directly or indirectly, taking or soliciting offers from, negotiating with, or entering into any agreement or Contract with any Person (other than Buyer, its Affiliates and their respective Representatives), or in any manner encouraging any proposal by any other Person, in each case, relating to a Competing Transaction. Sellers shall notify Buyer as soon as practicable after receipt by any Seller or any Seller’s Affiliates or any of their respective Representatives (including their Affiliates’ respective Representatives) of any expression of interest, proposal or offer (including any request for non-public information) relating to a possible Competing Transaction that is received from any Person on or after the date hereof, identifying the Person making such expression of interest, proposal or offer and describing the material terms thereof.

(b) Notwithstanding the foregoing, prior to the Closing Date, the board of directors of Fair may withdraw or modify any approval or recommendation in favor of this Agreement, approve or recommend a Competing Transaction, or cause Sellers to enter into an agreement with respect to a Competing Transaction if: (i) Fair’s board of directors determines in good faith, after having taken into account the advice of Fair’s outside legal counsel and financial advisors, that such Competing Transaction constitutes a Superior Transaction; and (ii) Fair’s board of directors determines in good faith, after having taken into account the advice of Fair’s outside legal counsel, that the failure to take such action would constitute a breach of its fiduciary obligations under applicable Delaware Law. In evaluating any unsolicited Competing Transaction, Fair’s board of directors or any committee thereof may consider any statement or indication from or on behalf of SoftBank that it will not agree to such Competing Transaction, provided that such fact shall not prevent Fair’s board of directors from taking any action permitted pursuant to this Section 5.3.

5.4 Reserved.

5.5 Confidentiality. From and after Closing, Sellers shall, and shall cause Sellers’ Subsidiaries, Representatives and any Subsidiary’s Representatives having access to such information, to hold in confidence and not use any documents and information concerning or relating to the Transferred Company, the Transferred Assets or the Assumed Liabilities, except that the foregoing requirements of this Section 5.5 shall not apply to the extent that (a) any such information is or becomes generally available to the public other than through disclosure by Sellers, Sellers’ Subsidiaries, or any of their respective Representatives or (b) any such information was or becomes lawfully available to Sellers or Sellers’ Subsidiaries on a non-confidential basis and from a source (other than from Sellers, Sellers’ Subsidiaries, or any of their respective Representatives) that is not bound by an obligation of confidentiality with respect to such information. If Sellers or any of Sellers’ Subsidiaries are requested or required (in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any such confidential information, then the applicable Seller shall notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5.5. If, in the absence of a protective order or the receipt of a waiver hereunder, Sellers are, on the written advice of counsel, compelled to disclose any such confidential information to any tribunal or else stand liable for contempt, then the applicable Seller may disclose the confidential information to the tribunal; provided, however, that the applicable Seller shall, upon the request and at the expense of Buyer, exert their best efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the confidential information required to be disclosed as Buyer shall designate.

5.6 Notice of Certain Events.

(a) From the date hereof until the Closing or earlier termination of this Agreement, Sellers shall promptly notify Buyer in writing of (i) any fact, circumstance, event or action, the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Transferred Assets or the Transferred Company, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Sellers hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in ARTICLE VII to be satisfied; (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iv) any Actions commenced, threatened against, relating to, involving or otherwise affecting Sellers that relate to the Transferred Assets, the Transferred Company or the consummation of the transactions contemplated by this Agreement.

(b) Buyer’s receipt of information pursuant to this Section 5.6 shall not operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Sellers in this Agreement, including for purposes of (i) indemnification or termination rights contained in this Agreement or (ii) determining whether or not the conditions set forth in ARTICLE VII have been satisfied, and shall not be deemed to amend or supplement the Schedules.

ARTICLE VI
JOINT COVENANTS

6.1 Support of Transaction.

(a) Subject to the other terms and conditions of this Agreement, Buyer and Sellers shall use commercially reasonable efforts to (i) take, or cause their respective Affiliates to promptly take, and to do, or cause to be done promptly, all actions necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement, or to assist and cooperate with the other Parties in doing or causing to be done the same, and (ii) to take such action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of ARTICLE VII or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable.

(b) Sellers shall use commercially reasonable efforts, and Buyer shall, and shall cause its Affiliates to, cooperate with Sellers to the extent commercially reasonable to do so, to give at the earliest practicable date all notices and obtain at the earliest practicable date all consents and approvals, in each case, that would be required as a result of, or to consummate, the transactions contemplated by this Agreement, including the notices, consents and approvals set forth on or required to be set forth on Schedule 3.4; provided, that Sellers shall distribute all such required notices and requests for consent no later than five (5) Business Days following the date of this Agreement; provided further that none of Buyer nor any of its Affiliates shall be required to satisfy any portion of a fee or payment, or incur any expense, necessary to obtain such consent or approval, other than de minimis administrative fees and expenses.

(c) Except as otherwise expressly set forth herein, each Party shall be solely responsible for its own costs and fees payable to any Governmental Authority or other Person in connection with the transactions contemplated by this Agreement.

6.2 Further Assurances. Each Party agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its respective Affiliates and their respective Representatives, in each case, to execute and deliver, such further instruments, and take (or cause its respective Affiliates or their Representatives to take) such other action, as may be reasonably necessary to carry out the purposes and intent of this Agreement.

6.3 Tax Matters.

(a) Taxes Payable. For purposes of this Agreement, the following portions of any Taxes payable with respect to a Tax period beginning on or prior to the Closing Date and ending after the Closing Date (a “Straddle Period”) shall be allocated to the Pre-Closing Tax Period:

(i)	in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), other than conveyances pursuant to this Agreement, the amount which would be payable if the taxable year ended on the Closing Date; and

(ii)	in the case of Taxes imposed on a periodic basis with respect to the assets or otherwise measured by the level of any item, the amount equal to the product of (A) the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) and (B) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(b) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains or transfer Taxes, if any, payable upon assignment of any Transferred Contracts), stamp, documentary, filing, recordation and other similar Taxes and fees that may be imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), shall be borne by Buyer; provided, however, that each of the Sellers and Buyer shall use, and each shall cause their respective Affiliates to use, reasonable efforts to obtain any available exemptions from any such Transfer Taxes, and to cooperate with the other such parties in providing any information and documentation that may be necessary to obtain such exemption.

(c) Assistance and Cooperation. After the Closing Date, the Parties shall cooperate fully in connection with the filing of Tax Returns and in preparing for any audits of, or disputes with Tax authorities regarding, any Tax Returns and payments in respect thereof. Each Party shall (i) provide timely notice to the other in writing of any pending or proposed audits or assessments with respect to Taxes for which any other Party or any of its Affiliates may have a Liability, and (ii) furnish the other with copies of all relevant correspondence received from any Tax authority in connection with any audit or information request with respect to any Taxes referred to in clause (i) above. In addition, Buyer and Sellers shall cooperate in good faith in obtaining any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed by the transactions contemplated hereby.

(d) Filings of Pre-Closing Income Tax Returns:

(i)	Sellers and Buyer will each prepare and file their own income Tax Returns for all periods and will exercise exclusive control over the handling, disposition and settlement of their own income Tax Returns and any inquiry, examination, or Action by a Governmental Authority with respect to income Taxes.

(ii)	Sellers will prepare and timely file all Tax Returns in respect of the business of Sellers and the Transferred Company for all Pre-Closing Tax Periods ending on or before the Closing Date. Sellers will pay all Taxes due and payable with respect to such Tax Returns. Buyer will prepare and timely file all Tax Returns in respect of the business of operating the Transferred Assets and the Transferred Company for all Post-Closing Tax Periods. To the extent any Taxes payable with respect to such Buyer-prepared Tax Returns relate to any Pre-Closing Tax Period or are Taxes otherwise allocable to a Pre-Closing Tax Period pursuant to Section 6.3(a), Sellers shall promptly pay the amount of such Taxes at the written request of Buyer. Upon reasonable written request by Buyer, Sellers shall permit an amendment of any pre-Closing Tax Return.

6.4 Intellectual Property.

(a) Except as expressly set forth in Section 6.4(b), from and after the Closing, Sellers and their Affiliates shall have no right to use any Intellectual Property included within the Transferred Assets.

(b) Within ninety (90) days after the Closing Date, Sellers shall, and shall cause their Subsidiaries whose legal names contain any trade names, trademarks, trade dress or corporate names included within the Transferred Assets (including the “FAIR FINANCIAL” and “FAIR FINANCIAL CORP.” names and marks, and those that are derivative thereof or confusingly or substantially similar thereto) to, take all actions necessary to change their legal names such that they do not include such name or mark or any name or mark that is confusingly similar thereto, at their sole cost and expense. To the extent that any such name change requires a filing with, or certificate or other instrument from, a Governmental Authority in order to be effective, Sellers shall, and shall cause each of their Affiliates to make, all such filings as soon as reasonably possible, and in any event within ninety (90) days, following the Closing Date, and to use its commercially reasonable efforts to obtain as expeditiously as reasonably practicable all such certificates or instruments. Sellers shall provide Buyer with evidence of the changes upon completion. Sellers shall not, and shall cause their Subsidiaries not to, register, attempt to register or assist another in registering any trademark that is confusingly similar to any trademark included within the Transferred Assets.

6.5 Hiring of Seller Personnel; Future Benefits.

(a) Prior to the Closing Date, Sellers shall provide Buyer with an update to the list of Seller Personnel and related information set forth in Schedule 3.8(b) to reflect new hires, terminations or other personnel changes occurring between the date hereof and the Closing Date, subject to Section 5.1. Effective as of the Closing Date, Buyer or one of its Affiliates shall offer employment to all Seller Personnel set forth on a written list delivered to Sellers by Buyer prior to the Closing Date (such Seller Personnel, the “Offered Personnel”) employed as of the Closing Date, on such terms and conditions as Buyer shall determine in its sole discretion; provided, however, that Buyer shall have no obligation to offer employment to any Offered Personnel who does not meet Buyer’s customary hiring conditions, including background checks, compliance with wage, labor and immigration Laws and drug tests. Offered Personnel who accept Buyer’s or such Affiliate’s offer of employment and who are thereafter employed by Buyer or its Affiliates, are hereinafter referred to as “Transferred Employees”. Sellers shall terminate, or shall cause to be terminated, the employment of all Transferred Employees effective as of the Closing Date (and, for the avoidance of doubt, Sellers will pay all Transferred Employees any wages, bonuses (including transaction bonuses and any other accrued bonuses or other Liabilities under the Company Benefit Plans), accrued vacation, and benefits, if any, that he or she is entitled to, up to the time of termination including any other payments required by Law). Sellers will cooperate, and cause their Affiliates that employ Seller Personnel to cooperate, with Buyer to facilitate the logistics of Buyer’s communication with Seller Personnel for the purposes of communicating employment offers and for discussing Seller Personnel’s employment after the Closing with Buyer or its Affiliates, and by making Seller Personnel available from time to time between the date hereof and the Closing Date to meet and interview with Buyer’s Representatives, subject to reasonable limits to minimize disruption to the business of Sellers and to the right of Sellers to advance notice and an opportunity to attend and participate in all such meetings. Sellers agree to provide Buyer with a reasonable opportunity to review, and to consider in good faith, any changes requested by Buyer, with respect to their communication plan and communications provided by Sellers or their Affiliates to Seller Personnel in connection with the transactions contemplated by this Agreement. Effective as of the Closing, Sellers and their Affiliates shall waive any covenants not to compete, covenants not to solicit, confidentiality provisions or other similar restrictions that may be applicable to the Transferred Employees, but only to the extent such covenants, provisions or restrictions relate to the Transferred Assets and would prohibit such Transferred Employees from accepting employment with Buyer or its Affiliates or continuing in such employment without violating such covenants, provision or restrictions. Sellers shall not, and shall cause their Affiliates not to, engage in any activity intended to discourage any Offered Personnel from accepting any offer of employment. Notwithstanding the foregoing, nothing in this Agreement will, after the Closing Date, impose on Buyer any obligation to retain any Transferred Employee in its employment.

(b) None of Buyer nor any of Buyer’s Affiliates shall assume, continue, maintain or have any Liability or obligation thereunder, or be obligated to assume, continue or maintain, any Company Benefit Plan or any other employee benefit plan, program or arrangement maintained or contributed to by Sellers or any of their Affiliates, and no assets or Liabilities under any Company Benefit Plan or any other employee benefit plan, program or arrangement maintained or contributed to by Sellers or any of their Affiliates shall be transferred to, or be assumed by, Buyer or its Affiliates or any benefit plans maintained by Buyer or its Affiliates.

(c) Sellers and their Affiliates shall comply with the provisions of COBRA, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA (and assume and retain all responsibility for providing notice and continuation coverage as may be required thereunder), with respect to any employee, former employee or beneficiary of such employee or former employee who is covered by any group health plan, as defined in Section 5000(b)(1) of the Code maintained by Sellers or their Affiliates as of the Closing Date or whose “qualifying event” as defined in COBRA and its regulations occurs on or prior to the Closing Date, pursuant to the provisions of COBRA, including all “qualified M&A beneficiaries” as defined by COBRA and its regulations.

(d) Sellers and their Affiliates shall be responsible for any required notices and other obligations under the WARN Act for any terminations by it up to and including the date and time of the Closing, and Buyer shall be responsible for any required notices and any other obligations under the WARN Act for any terminations by it after the date and time of the Closing as it relates to Transferred Employees.

(e) For purposes of any reporting required under the Affordable Care Act or any other applicable Law, at the request of Buyer, Sellers shall timely provide Buyer or any of its Affiliates with any information in its possession that is necessary for Buyer or its Affiliates to timely comply with such Affordable Care Act reporting requirements.

(f) The provisions of this Section 6.5 are solely for the benefit of the Parties, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 6.5, and nothing herein shall be construed as an establishment or adoption of, or an amendment to, any Company Benefit Plan or other employee benefit plan for any purpose. Nothing in this Section 6.5 shall be construed as an establishment or adoption of, or an amendment to, any Company Benefit Plan or other employee benefit plan for any purpose.

6.6 Other Post-Closing Assistance.

(a) After the Closing, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access, during normal business hours, to such Party’s information in any way related to the business of Sellers or the Transferred Company (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws or securities exchange rules) by a Governmental Authority or securities exchange having jurisdiction over the requesting Party; or (ii) as reasonably necessary for financial and Tax reporting and accounting matters; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or Contract, waive any attorney-client privilege or disclose competitively sensitive or proprietary information, and each Party may redact information regarding itself or its Affiliates or otherwise not relating to the other Party and its Affiliates, and, in the event such provision of information could reasonably be expected to violate any Law or Contract, waive any attorney-client privilege or disclose competitively sensitive or proprietary information, such Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Notwithstanding the foregoing, this Section 6.6 shall not apply to Actions with respect to which such Parties are in dispute as to whether a Party has an obligation to provide indemnification under ARTICLE IX. Any information provided to Sellers hereunder shall be subject to the confidentiality provisions of Section 5.5.

(b) Production of Witnesses; Records; Cooperation. In the case of a legal, administrative or other proceeding or Action between one Party and a third party relating to the Transferred Assets, the Transferred Company, the Assumed Liabilities, this Agreement (including any matters subject to indemnification hereunder) or the transactions contemplated hereby, or any other Ancillary Agreements, each Party shall use its commercially reasonable efforts to make available to the other Parties, upon reasonable written request, the former (to the extent practicable), current (to the extent practicable) and future officers, employees, other personnel and agents of such Party as witnesses, and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such legal, administrative or other proceeding or Action, whether such legal, administrative or other proceeding or Action is a matter with respect to which indemnification may be sought hereunder; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or Contract, waive any attorney-client privilege or disclose competitively sensitive information, and each Party may redact information regarding itself or its Affiliates or otherwise not relating to the other Parties and their respective Affiliates, and, in the event such provision of information could reasonably be expected to violate any Law or Contract, waive any attorney-client privilege or disclose competitively sensitive information, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Such requesting Party shall bear all out of pocket costs and expenses in connection with the foregoing (unless an Indemnified Party is entitled to indemnification therefor under ARTICLE IX, in which case the costs and expense shall be borne by the Indemnitor as set forth in ARTICLE IX). The foregoing shall not limit any of the rights of the Parties in respect of the foregoing under ARTICLE IX.

(c) Third Party Confidential Information. Nothing in this Section 6.6 shall require any Party to violate any Contract with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that any Party is required under this Section 6.6 to disclose such information, such Party shall use all commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement the requisite procedures to enable the disclosure of such information.

ARTICLE VII
CONDITIONS TO OBLIGATIONS

7.1 Conditions to the Obligations of Buyer and Sellers. The obligations of Buyer and Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, which may be waived in writing by such Parties:

(a) there shall not be in force any Governmental Order to, and there shall be no Action pending that seeks to, enjoin or prohibit the transactions contemplated by this Agreement or any Ancillary Agreement; and

(b) Buyer and SoftBank shall have entered into definitive agreements with respect to and be prepared to consummate the Securities Transaction in connection with the Closing.

7.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer:

(a) (i) each of the representations and warranties contained in Section 3.1 (Organization of Sellers; Organization of the Transferred Company), Section 3.2 (Due Authorization), Section 3.3 (Capitalization; Subsidiaries); Section 3.10 (Brokers’ Fees), Section 3.12 (Title to Transferred Assets) and Section 3.18(a) – (c) (collectively, the “Fundamental Representations”) shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to another date, which representations and warranties shall be true and correct in all respects at and as of such date, in each case disregarding all qualifications contained therein relating to materiality or Material Adverse Effect; and (ii) each of the other representations and warranties contained in ARTICLE III shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to another date, which representations and warranties shall be true and correct in all material respects at and as of such date, in each case disregarding all qualifications contained therein relating to materiality or Material Adverse Effect;

(b) each of the covenants of Sellers to be performed at or prior to the Closing shall have been performed in all material respects;

(c) Sellers shall have delivered to Buyer a certificate signed by an officer of each Seller, dated as of the Closing Date, certifying that (i) the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(e), have been fulfilled and (ii) attached thereto is a true and complete copy of resolutions duly adopted (or a duly executed written consent) by the board of directors and stockholders of such Seller authorizing the execution, delivery and performance of the documents, including this Agreement and each of the Ancillary Agreements, executed in connection with the transactions contemplated hereby;

(d) Sellers and their applicable Affiliates shall have duly executed and delivered to Buyer the Ancillary Agreements, including the documents referenced in Section 2.8(a); and

(e) there shall not have been any event, occurrence, development or circumstance that has had or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Transferred Assets or the Transferred Company.

7.3 Conditions to the Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Fair:

(a) (i) each of the representations and warranties contained in Section 4.1 (Corporate Organization) and Section 4.2 (Due Authorization) shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to another date, which representations and warranties shall be true and correct in all respects at and as of such date, in each case disregarding all qualifications contained therein relating to materiality or Material Adverse Effect; and (ii) each of the other representations and warranties contained in ARTICLE IV shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to another date, which representations and warranties shall be true and correct in all material respects at and as of such date, in each case disregarding all qualifications contained therein relating to materiality or Material Adverse Effect;

(b) each of the covenants of Buyer to be performed at or prior to the Closing shall have been performed in all material respects;

(c) Buyer shall have delivered to Fair a certificate signed by an officer of Buyer, dated as of the Closing Date, certifying that the conditions specified in Section 7.3(a) and Section 7.3(b) have been fulfilled; and

(d) Buyer shall have executed and delivered to Fair the Ancillary Agreements, including the documents referenced in Section 2.8(b).

7.4 Waiver of Conditions; Frustration of Conditions. Neither Sellers nor Buyer may rely on the failure of any condition set forth in this ARTICLE VII to be satisfied if such failure was caused by the failure of Sellers, on the one hand, or Buyer, on the other hand, respectively, to comply with, or use commercially reasonable efforts to comply with, their or its obligations under this Agreement.

ARTICLE VIII
TERMINATION/EFFECTIVENESS

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned any time prior to the Closing:

(a) by mutual written consent of Fair and Buyer;

(b) by written notice to Fair from Buyer if:

(i)	there is any breach of any representation, warranty, covenant or agreement on the part of Sellers set forth in this Agreement, such that the conditions specified in Section 7.1 or Section 7.2 would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if any such Terminating Seller Breach is curable by Sellers through the exercise of its commercially reasonable efforts, then, for a period of up to fifteen (15) days after receipt by Fair of notice from Buyer of such breach, but only as long as Sellers continue to use Sellers’ commercially reasonable efforts to cure such Terminating Seller Breach (the “Seller Cure Period”), such termination shall not be effective until the end of the Seller Cure Period (provided, that such Seller Cure Period shall not extend past the Outside Date), and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period;

(ii)	the Closing has not occurred on or before the Outside Date, unless Buyer’s breach of its obligations under this Agreement is the primary reason for the Closing not occurring on or before such date;

(iii)	the Closing is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order; or

(iv)	Fair (or its board of directors) shall have withdrawn or modified any approval or recommendation in favor of this Agreement, approved or recommended a Competing Transaction, or caused Sellers to enter into an agreement with respect to a Competing Transaction pursuant to Section 5.3.

(c) by written notice to Buyer from Fair if:

(i)	there is any breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 7.1 or Section 7.3 would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer through the exercise of its commercially reasonable efforts, then, for a period of up to fifteen (15) days after receipt by Buyer of notice from Fair of such breach, but only as long as Buyer continues to use its commercially reasonable efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective until the end of the Buyer Cure Period (provided, that such Buyer Cure Period shall not extend past the Outside Date), and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period;

(ii)	the Closing has not occurred on or before the Outside Date, unless Sellers’ breach of their obligations under this Agreement is the primary reason for the Closing not occurring on or before such date; or

(iii)	the Closing is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order.

8.2 Effect of Termination. Except as otherwise set forth in this Section 8.2, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party or its respective Affiliates, officers, directors, employees, stockholders or other equity holders, other than Liability of Sellers or Buyer, as the case may be, for any breach of this Agreement occurring prior to such termination; provided, however, that, a failure of Buyer or Sellers to consummate the transactions contemplated hereby in breach of this Agreement within two (2) Business Days of the date in which the Closing should have occurred pursuant to Section 2.1 shall be deemed to be a breach of such Party’s obligations under this Agreement. The provisions in ARTICLE I, Section 5.5 (Confidentiality), this Section 8.2, ARTICLE X, and the Confidentiality Agreement, shall survive any termination of this Agreement.

ARTICLE IX
INDEMNIFICATION

9.1 Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing until the date that is eighteen (18) months after the Closing Date, except that (i) (A) the Fundamental Representations shall survive the Closing Date until 60 days following the expiration of the applicable statute of limitations, and (B) the representations and warranties set forth in Section 4.1 (Corporate Organization), Section 4.2 (Due Authorization) and Section 4.12 (No Brokers) shall survive the Closing Date until 60 days following the expiration of the applicable statute of limitations; and (ii) the survival expiration set forth herein shall not limit any claims based on fraud or intentional misrepresentation. With respect to covenants and agreements, (x) those covenants and agreements contained herein that by their terms require performance in full prior to or at the Closing (the “Pre-Closing Covenants”), shall survive the Closing until the date that is one (1) year after the Closing Date; and (y) those covenants and agreements contained herein that by their terms require performance after the Closing (the “Post-Closing Covenants”), shall survive the Closing until the date that is one (1) year following performance in accordance with their terms. No claim for indemnification pursuant to Section 9.2(a) or Section 9.2(b) may be asserted unless on or before the survival expiration date, set forth above, in accordance with this ARTICLE IX. If a claim for indemnification is properly asserted in accordance with this ARTICLE IX prior to the expiration of the representation, warranty or covenant that is the basis of such claim, then such representation, warranty, covenant or other agreement contained in this Agreement shall survive beyond the applicable survival date set forth above, but only for the purpose of the resolution of such claim.

9.2 Indemnification.

(a) Subject to Section 9.4, from and after the Closing, Sellers, solely to the extent of any insurance or other funds, if any, then available to Sellers, shall, jointly and severally, indemnify, defend and hold harmless Buyer and its Affiliates and their respective, officers, directors, members, managers, partners, equityholders, Representatives, agents and successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against and in respect of any and all Damages any Buyer Indemnified Party may suffer, sustain or incur that result from, arise out of, relate to, or are caused by, any of the following: (i) any breach of, or inaccuracy in, any representation or warranty of Sellers contained in this Agreement or in any certificates delivered by Sellers pursuant to Article VII, other than the Fundamental Representations; (ii) any breach of, or inaccuracy in, the Fundamental Representations; (iii) the Excluded Liabilities; (iv) any breach of Sellers’ Post-Closing Covenants; or (v) any breach of Sellers’ Pre-Closing Covenants.

(b) Subject to Section 9.4, from and after the Closing, SoftBank shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against and in respect of any and all Damages any Buyer Indemnified Party may suffer, sustain or incur that result from, arise out of, relate to, or are caused by, any of the following: (i) any breach of, or inaccuracy in, any representation or warranty of Sellers contained in Section 3.14 of this Agreement; (ii) any breach of, or inaccuracy in, the Fundamental Representations except for Fundamental Representations in Sections 3.18(a) – (c); or (iii) any breach of SoftBank’s Post-Closing Covenants.

(c) Subject to Section 9.4, from and after the Closing, Buyer shall indemnify, defend and hold harmless Sellers, SoftBank, their Affiliates and their respective, officers, directors, members, managers, partners, equityholders, Representatives, agents and successors (collectively, the “Seller Indemnified Parties”) from and against and in respect of any and all Damages any Seller Indemnified Party may suffer, sustain or incur that result from, arise out of, relate to, or are caused by, any of the following: (i) any breach of, or inaccuracy in, the representations and warranties of Buyer contained in this Agreement or in any certificates delivered by Buyer pursuant to ARTICLE VII; (ii) the Assumed Liabilities; (iii) any breach of its Post-Closing Covenants; or (iv) any breach of its Pre-Closing Covenants.

9.3 Indemnification Claim Procedures.

(a) If any Action is commenced or threatened by any Person that is not a Party or an Affiliate of a Party (a “Third Party Action”) that may give rise to a claim for indemnification (an “Indemnification Claim”) by any Person entitled to indemnification pursuant to Section 9.2 (each, an “Indemnified Party”), then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the Action to the extent known, (B) including a copy of all papers served with respect to such Action, (C) including the Indemnified Party’s estimate of the amount of Damages that may arise from such Action (if reasonably capable of being estimated at such time), and (D) describing in reasonable detail the basis for the Indemnified Party’s request for indemnification under this Agreement. Failure to notify the Indemnitor in accordance with this Section 9.3(a) will not relieve the Indemnitor of any Liability that it may have to the Indemnified Party, except to the extent the defense of such Action is materially prejudiced by the Indemnified Party’s failure to give such notice.

(b) An Indemnitor may elect at any time to assume and thereafter conduct the defense of any Third Party Action subject to any such Indemnification Claim with counsel of the Indemnitor’s choice, and each Indemnified Party shall cooperate reasonably with the conduct of such defense by such Indemnitor at the expense of such Indemnitor (but, for the avoidance of doubt, shall not be required to make or participate in any claims, counterclaims or cross complaints against any Person in connection with such Action); provided, however, that the Indemnitor will not approve the entry of any judgment or enter into any settlement or compromise with respect to such Action without the Indemnified Party’s prior written approval (which must not be unreasonably conditioned, withheld, delayed or denied (except in the case of a settlement or compromise for material non-monetary restrictions on the freedom of the Indemnified Party or any of its Affiliates to operate, in which case such approval may be withheld at the Indemnified Party’s sole discretion)), unless (x) the terms of such settlement provide for a complete release of the claims that are the subject of such Action in favor of the Indemnified Party, (y) there is no finding or admission of any violation of any Law or the rights of any other Person by any Indemnified Party and (z) the sole relief is monetary Damages that Indemnitor shall have paid or caused to be paid in full. If the Indemnified Party gives an Indemnitor notice of a Third Party Action and the Indemnitor does not, within fifteen (15) days after such notice is given, (i) give notice to the Indemnified Party of its election to assume the defense of the Action(s), including an acknowledgement in writing of the Indemnitor’s indemnification obligations to the Indemnified Party with respect to any Indemnification Claim related to such Action(s) and (ii) thereafter promptly assume and use commercially reasonable efforts to pursue such defense, then the Indemnified Party may conduct the defense of such Action; provided, however, that the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to such Action(s) without the prior written consent of the Indemnitor (which consent shall not be unreasonably conditioned, withheld, delayed or denied). Notwithstanding anything to the contrary, the Indemnitor shall not be entitled to assume the defense of any Third Party Action (A) that involves any customer or supplier of the Indemnified Party, (B) in which the Indemnitor is Sellers or SoftBank and the aggregate amount of Damages reasonably expected to be incurred in connection with such Third Party Action exceeds the applicable Cap, (C) where such Third Party Action involves criminal or quasi-criminal allegations, or (D) where such Third Party Action includes a claim for injunctive or other non-monetary relief. If the Indemnitor shall assume the defense of any Third Party Action, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnitor if (i) so requested by the Indemnitor to participate or (ii) based on the written advice of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnitor that would make such separate representation advisable; provided, further, that the Indemnitor shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Indemnification Claim. To the extent that the Indemnified Party or the Indemnitor does not participate in the defense of a particular Third Party Action, such Party so proceeding with such Third Party Action shall keep the other informed of all material developments and events relating to such Third Party Action.

(c) If any Indemnified Party becomes aware of any circumstances that may give rise to an Indemnification Claim for any matter not involving a Third Party Action, then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the circumstances giving rise to the Indemnification Claim to the extent known, (B) including the Indemnified Party’s reasonable estimate of the amount of Damages that may arise from such circumstances (if reasonably capable of being estimated at such time), and (C) describing in reasonable detail the basis to the extent known for the Indemnified Party’s request for indemnification under this Agreement. Failure to notify the Indemnitor in accordance with this Section 9.3(c) will not relieve the Indemnitor of any Liability that it may have to the Indemnified Party, except to the extent (1) the defense of such Indemnification Claim is materially prejudiced by the Indemnified Party’s failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 9.3(c) prior to the applicable survival period expiration date set forth in Section 9.1 to the extent such Indemnification Claim relates to a breach of, or inaccuracy in, representations and warranties. Following the receipt of such notice in accordance with this Section 9.3(c), the Indemnitor shall have thirty (30) days from the date it receives such notice (the “Dispute Period”) to make such investigation of the claim as the Indemnitor deems necessary or desirable. If the Indemnitor disagrees with the validity or amount of all or a portion of such claim made by the Indemnified Party, the Indemnitor shall deliver to the Indemnified Party written notice thereof (the “Dispute Notice”) prior to the expiration of the Dispute Period. If no Dispute Notice is received by the Indemnified Party within the Dispute Period or the Indemnitor provides notice that it does not have a dispute with respect to such claim or any portion thereof, such claim or portion thereof shall be deemed approved and consented to by the Indemnitor (such claim, an “Approved Indemnification Claim”). If a Dispute Notice is received by the Indemnified Party within the Dispute Period and the Indemnified Party and the Indemnitor do not agree to the validity or amount of such disputed claim or any portion thereof, no payment with respect to such disputed claim or portion thereof shall be made until such disputed claim or portion thereof is resolved, whether by adjudication of such matter, agreement between the Indemnified Party and the Indemnitor, or otherwise (and upon any such resolution, such claim or portion thereof shall be deemed to be an Approved Indemnification Claim). Each Approved Indemnification Claim shall be paid no later than five (5) Business Days after the date on which the subject claim or portion thereof became an Approved Indemnification Claim and the Damages of the Indemnified Party have been suffered, sustained or incurred, in each case, by wire transfer of immediately available funds to the account designated in writing by the Party entitled to such payment.

(d) At the reasonable request of the Indemnitor in connection with any Indemnification Claim for matters involving a Third Party Action, each Indemnified Party shall grant the Indemnitor and its Representatives all reasonable access to the books and records, employees and properties of such Indemnified Party (except for any information that is subject to attorney-client privilege, prohibited from disclosure by Law or Contract or is otherwise competitively sensitive or proprietary in nature) to the extent reasonably related to the matters to which the applicable Indemnification Claim relates and solely to the extent necessary to, and for the purpose of, defending such Indemnification Claim. All such access shall be granted during normal business hours, be under conditions which shall not unreasonably interfere with the business and operations of such Indemnified Party and be at the Indemnitor’s sole cost and expense.

9.4 Limitations on Indemnification Liability; Calculation of Damages. Notwithstanding any provision of this Agreement to the contrary, any claims an Indemnified Party makes under this ARTICLE IX shall be limited as follows:

(a) Seller Indemnification Deductible and Cap. Except in the case of fraud (provided that this proviso shall only be applicable to SoftBank in the case of fraud committed directly by SoftBank (and not by Sellers)), (i) no Buyer Indemnified Party shall be entitled to indemnification for any Damages under Section 9.2(a)(i) or Section 9.2(b)(i) unless and until one or more claims identifying such Damages in excess of an amount equal to 0.5% of the Purchase Price in the aggregate (the “Deductible Amount”) has or have been delivered to Sellers or SoftBank, and such amount is payable in accordance with this ARTICLE IX, whereupon only the aggregate amount of such Damages in excess of the Deductible Amount shall thereafter be recoverable in accordance with the terms hereof; provided, further that Sellers or SoftBank shall not have any obligation to indemnify any Buyer Indemnified Party under Section 9.2(a)(i) or Section 9.2(b)(i) with respect to any Damages of less than $10,000 per occurrence (for purposes hereof, aggregating multiple claims arising out of or relating to the same set of facts and circumstances), and (ii) the aggregate amount of Damages for which the Buyer Indemnified Parties shall be entitled to indemnification (A) pursuant to Section 9.2(a)(i), Section 9.2(b)(i) and Section 9.2(b)(iii) shall not exceed, in the aggregate, an amount equal to fifteen percent (15%) of the Purchase Price and (B) pursuant to Section 9.2(a)(ii) and Section 9.2(b)(ii) shall not exceed, in the aggregate, the amount of the Purchase Price (with, for purposes of this Section 9.4(a), the value of the Stock Consideration component of the Purchase Price to be calculated based on the thirty (30) day volume weighted average Nasdaq trading price of Buyer Common Stock for the consecutive thirty (30) day period ending immediately prior to the Closing Date) (each of such clauses (A) and (B), as applicable, a “Cap”).

(b) Buyer Indemnification Deductible and Cap. Except in the case of fraud, (i) no Seller Indemnified Party shall be entitled to indemnification for any Damages under Section 9.2(c)(i) unless and until one or more claims identifying such Damages in excess of the Deductible Amount has or have been delivered to Buyer, and such amount is payable in accordance with this ARTICLE IX, whereupon only the aggregate amount of such Damages in excess of the Deductible Amount shall thereafter be recoverable in accordance with the terms hereof; provided, further that Buyer shall not have any obligation to indemnify any Seller Indemnified Party under Section 9.2(c)(i) with respect to any Damages of less than $10,000 per occurrence (for purposes hereof, aggregating multiple claims arising out of or relating to the same set of facts and circumstances), and (ii) the aggregate amount of Damages for which the Seller Indemnified Parties shall be entitled to indemnification pursuant to Section 9.2(c)(i) shall not exceed, in the aggregate, an amount equal to fifteen percent (15%) of the Purchase Price (with, for purposes of this Section 9.4(b), the value of the Stock Consideration component of the Purchase Price to be calculated based on the thirty (30) day volume weighted average Nasdaq trading price of Buyer Common Stock for the consecutive thirty (30) day period ending immediately prior to the Closing Date).

(c) Damages Net of Insurance Proceeds. All Damages for which any Indemnified Party would otherwise be entitled to indemnification under this ARTICLE IX shall be reduced by the amount of insurance proceeds actually received by such Indemnified Party in respect of any Damages incurred by such Indemnified Party (net of any fees, costs and expenses of collection or increased premiums, if applicable). In the event any Indemnified Party is entitled to any insurance proceeds in respect of any Damages for which such Indemnified Party is entitled to indemnification pursuant to this ARTICLE IX, such Indemnified Party shall use commercially reasonable efforts to obtain or receive such proceeds; provided, however, that such Indemnified Party shall have no obligation to litigate against the applicable third party, including any insurance company, to obtain any such proceeds. In the event that any such insurance proceeds are actually received by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, indemnity payments or other third-party recoveries relate, an appropriate refund shall be made promptly by the relevant Indemnified Parties to the Indemnitor in an amount not to exceed the lesser of (i) the amount by which (A) the amount received by the Indemnified Party, net of any fees, costs and expenses or increased premiums incurred by such Indemnified Party in collecting such amount, plus the payment received from the Indemnitor, exceeds (B) the total Damages suffered or incurred by the Indemnified Party with respect to the applicable Indemnification Claim; (ii) the amount received by the Indemnified Party, net of any fees, costs and expenses or increased premiums incurred by such Indemnified Party in collecting such amount; and (iii) the amount paid by the Indemnitor pursuant to this ARTICLE IX.

(d) Types of Damages. No Indemnified Party shall be entitled to indemnification for any punitive or exemplary Damages except, in each case, to the extent such Damages are finally awarded in connection with a Third Party Action against the Indemnified Party.

(e) No Duplicate Recovery; Materiality. No Indemnified Party may recover Damages in respect of an Indemnification Claim to the extent that the Indemnified Party has otherwise been compensated for such Damages. For the purpose of determining the amount of Damages, the representations and warranties of Sellers and SoftBank will not be deemed to be qualified by any references to “materiality”, “in all material respects” or “Material Adverse Effect.”

(f) Mitigation of Damages. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this ARTICLE IX to the extent required by applicable Law.

(g) Tax Treatment. All amounts paid with respect to Indemnification Claims under this Agreement shall be treated by the Parties for all Tax purposes as adjustments to the Purchase Price, unless otherwise required by Law.

9.5 Indemnification Sole and Exclusive Remedy. Subject to Section 10.15, the Parties (on their own behalf and on behalf of any Person claiming by or through them, including the Indemnified Parties) acknowledge and agree that, from and after the Closing, their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant or other agreement set forth in, or otherwise pursuant to, this Agreement shall be pursuant to the indemnification provisions set forth in this ARTICLE IX. Nothing in this Section 9.5 shall limit any Party’s rights to seek and obtain (a) any equitable relief to which such Party may be entitled pursuant to Section 9.15, (b) any remedies with respect to claims of fraud or intentional misrepresentation, or (c) any remedies pursuant to any definitive agreements with respect to the Securities Transaction.

9.6 Satisfaction of Indemnification Claims; Rights of Setoff.

(a) Any Indemnification Claim made against Sellers by Buyer on behalf of any Buyer Indemnified Party for Damages under this ARTICLE IX shall be satisfied by payment by Sellers of immediately available funds by wire transfer to an account designated by Buyer.

(b) Any Indemnification Claim made against SoftBank by Buyer on behalf of any Buyer Indemnified Party for Damages under this ARTICLE IX shall be satisfied (at SoftBank’s election in its sole discretion) by (i) cancellation of indebtedness in the amount of such Damages from any then outstanding indebedtness owed by Buyer or its Affiliates to SoftBank or its Affiliates, (ii) surrender to Buyer of shares of Buyer Common Stock held by SoftBank or its Affiliates with a value equal to such Damages, such value based on the thirty (30) day volume weighted average Nasdaq trading price of Buyer Common Stock for the consecutive thirty (30) day period ending three trading days prior to the final determination of the responsibility to pay such Damages, (iii) payment by Sellers of immediately available funds by wire transfer to an account designated by Buyer or (iv) any combination of the foregoing in SoftBank’s sole discretion.

(c) Any Indemnification Claim by Sellers or SoftBank on behalf of any Seller Indemnified Party for Damages under this ARTICLE IX shall be satisfied by payment by Buyer of immediately available funds by wire transfer to an account designated by Sellers or SoftBank, as applicable.

ARTICLE X
MISCELLANEOUS

10.1 Waiver. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No failure or delay by any Party in exercising any power, right, or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or other agreement contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder.

10.2 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other internationally recognized overnight delivery service, or (c) when delivered by facsimile or email (in each case in this clause (c), to the extent provided below and solely if receipt is confirmed), addressed as follows; provided, however, that any notices and other communications delivered to Buyer, to be effective, shall be delivered pursuant to clauses (a) or (b) above, or by facsimile, to the appropriate address or number set forth for Buyer:

(i) If to any Seller, to:

Fair Financial Corp.

8665 Wilshire Blvd., Suite 412

Beverly Hills, CA 90211

Attention: Bradley Stewart

Phone: (424) 372-5028

Email: brad@fair.com

with a copy (which shall not constitute notice) to:

Young Conaway Stargatt & Taylor, LLP

Rodney Square, 1000 North King Street

Wilmington, DE 19801

Attn:	Joseph Barry, Esq.

Craig D. Grear, Esq.

Facsimile: (302) 576-3280; (302) 576-3296

Email:	jbarry@ycst.com
cgrear@ycst.com

(ii) If to Buyer, to:

Shift Technologies, Inc.
2525 16th Street, Suite 316
San Francisco, CA 94103
Attention: Ryan Lawrence
Phone: (773) 706-7643
Email: ryan.lawrence@shift.com

with a copy (which shall not constitute notice) to:

Jenner & Block LLP

353 N. Clark Street

Chicago, IL 60654-3456

Attention: Robert Rawn; Jeremy Casper

Facsimile: (212) 891-1635; (312) 840-7231

Email: rrawn@jenner.com; jcasper@jenner.com

(iii) If to SoftBank, to:

Cayman Project 2 Limited

c/o Appleby Global Services (Cayman) Limited,

PO Box 500,

71 Fort Street, George Town, Grand Cayman,

KY1-1106, Cayman Islands

with a copy (which shall not constitute notice) to:

SoftBank Group Corp.

Attention:  CFO Office, Finance Unit

1-7-1 Kaigan

Minato-Ku

Tokyo 105-7537

Japan

E-mail: sbgrp-greensill-cds@g.softbank.co.jp; SBGRP-legalnotice@g.softbank.co.jp

- and -

Gary S. Lee, Esq.

Benjamin Butterfield, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-9601

Email: glee@mofo.com; bbutterfield@mofo.com

or to such other address or addresses as the Parties may from time to time designate in writing.

10.3 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, however, that Buyer may assign its rights under this Agreement, including the right to acquire any or all of the Transferred Assets (including the Transferred Interests) to one or more of its Affiliates (provided, that no permitted assignment hereunder shall relieve any Party of its obligations hereunder). Any attempted assignment in violation of the foregoing shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

10.4 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement; provided, however, that the Buyer Indemnified Parties and the Seller Indemnified Parties are intended third party beneficiaries of, and may enforce, ARTICLE IX.

10.5 Expenses. Except as otherwise expressly set forth in this Agreement, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisors, accountants and other Representatives.

10.6 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to, this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

10.7 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, including by facsimile signature or other electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.8 Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any Section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other Sections or schedules to which the relevance of such disclosure is reasonably apparent on its face to a reader thereof. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

10.9 Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), the Ancillary Agreements and that certain Confidentiality Agreement, by and between Fair and Buyer (as it may be supplemented or amended in accordance with its terms, the “Confidentiality Agreement”) constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties, except as expressly set forth in this Agreement, the Ancillary Agreements and the Confidentiality Agreement. Without limiting the generality of the foregoing, the Parties acknowledge and agree that the Original Agreement is hereby amended and restated in its entirety as set forth in, and is hereby superseded by, this Agreement.

10.10 Amendments. This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by all Parties which makes reference to this Agreement.

10.11 Publicity. Sellers, SoftBank and Buyer agree that no public release or announcement concerning the transactions contemplated hereby or any terms thereof shall be issued or made by or on behalf of any Party without the prior written consent of the other Parties, except that Buyer may (a) make announcements, issue press releases or make any public filings that Buyer reasonably determines are necessary or appropriate to comply with applicable Law or any Nasdaq or other applicable securities exchange guidance or rules; and (b) as of and following the Closing, issue press releases relating to the transactions contemplated by this Agreement or the Ancillary Agreements, provided that Buyer provides SoftBank a reasonable opportunity to review and comment on any such press release in advance and in good faith considers any written feedback promptly provided by SoftBank. Subject to the foregoing, Sellers, SoftBank and Buyer agree to maintain in confidence the terms and provisions of this Agreement and the Ancillary Agreements, including the Cash Consideration, the Stock Consideration and all elements thereof, except to the extent and to the Persons to whom disclosure is required by applicable Law, by any applicable securities exchange (or their respective rules or guidance) or for purposes of compliance with financial reporting obligations or enforcing rights hereunder; provided, the Parties may (i) disclose such terms to their respective employees, accountants, advisors, lenders, investors and other Representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by Contract, professional or fiduciary obligations to, keep the terms of this Agreement and the Ancillary Agreements confidential and each Party shall be responsible to the other Parties for any breach of this Section 10.11 or such confidentiality obligations by the recipients of its disclosures); and (ii) disclose the transaction or such terms (including by means of public releases or announcements concerning the transactions contemplated hereby or any terms thereof) so long as such disclosure, statements or announcements are consistent with (and not materially expansive of) information included in any previous public releases or announcements issued in accordance with this Section 10.11.

10.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any reasonable actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent reasonable and necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

10.13 Bulk Transfer Laws. The Parties hereby waive, to the fullest extent permitted by applicable Law, compliance with the provisions of any so-called “bulk transfer law” or similar Law of any jurisdiction in connection with the sale of the Transferred Assets.

10.14 Jurisdiction; Waiver of Jury Trial.

(a) Any Action based upon, arising out of or related to this Agreement or the Ancillary Agreements or the transactions contemplated hereby and thereby may be brought in the courts of the State of Delaware or, in the case of claims to which the federal courts have subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware, and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 10.14.

(b) Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby. Each Party (i) certifies that no Representative of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any Action, seek to enforce the foregoing waiver, and (ii) acknowledges that it and the other Parties have been induced to enter into this Agreement and the Ancillary Agreements by, among other things, the mutual waiver and certifications contained in this Section 10.14(b).

10.15 Enforcement. The Parties acknowledge and agree that irreparable damage would occur, and that the Parties would not have any adequate remedy at Law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual Damages, in addition to any other remedy to which any Party is entitled at Law or in equity. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that such specific enforcement is unavailable because a remedy of monetary Damages would provide an adequate remedy.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

SELLERS

Fair Financial Corp., a Delaware corporation

By:	/s/ Bradley Stewart
Name:	Bradley Stewart
Title:	Chief Executive Officer

Fair IP, LLC, a Delaware limited liability company

By:	/s/ Bradley Stewart
Name:	Bradley Stewart
Title:	President

[Signature page to Asset Purchase Agreement]

SOFTBANK

Cayman Project 2 Limited, a company incorporated under the laws of Cayman Islands

By:	/s/ Ippei Mimura
Name:	Ippei Mimura
Title:	Director

[Signature page to Asset Purchase Agreement]

BUYER

Shift Technologies, Inc., a Delaware corporation

By:	/s/ George Arison
Name:	George Arison
Title:	Chief Executive Officer and Chairman

[Signature page to Asset Purchase Agreement]

Annex A

Transferred Assets

“Transferred Assets” means all of Sellers’ or any of their Affiliates’ right, title, and interest in, to, and under (i) all Transferred Interests and (ii) all of the assets, properties, rights, Contracts and claims related to Owned Intellectual Property (except, as to Contracts, solely to the extent constituting Transferred Contracts pursuant to Section A(i) below) as they exist at the Closing of every kind, nature, character, and description, tangible and intangible, and personal (except for the Excluded Assets), including the following:

(i)	subject to Section 2.4(b), the Contracts set forth on Schedule A(i) (the “Transferred Contracts”);

(ii)	any and all transferable Permits that are held by Sellers and required or appropriate for ownership and use of the Transferred Assets, including those set forth on or required to be set forth on Schedule 3.11;

(iii)	any and all intangible assets (including all Intellectual Property) related to the Owned Intellectual Property, including those set forth on Schedule A(iii);

(iv)	the Books and Records; provided, however, that to the extent (A) any Books and Records also relate to or arise from or are used in connection with the Excluded Assets or Excluded Liabilities, or are commingled with the information contained in the Excluded Assets or (B) the transfer of ownership thereof of any such documents to Buyer would be prohibited by Law, the original information in such documents shall not be a Transferred Asset (provided that Buyer shall have the right to use such information to the extent permitted by applicable Law) and shall be retained by Sellers, with accurate and complete copies thereof to be provided to Buyer at Closing (the Books and Records, after giving effect to such proviso, the “Transferred Books and Records”);

(v)	except as prohibited by applicable Law, any and all personnel and other records related to the Transferred Employees;

(vi)	any and all claims, rights of recovery and causes of action arising out of any Action to the extent arising from any Transferred Asset or Assumed Liability, and all files, documents, instruments, papers, books and records, that are related to the foregoing;

(vii)	any and all of Sellers’ rights under warranties, indemnities and all similar rights against third parties to the extent related to any Transferred Assets;

(viii)	except to the extent otherwise set forth in the Agreement, any and all insurance benefits, including all rights and proceeds, and warranty and condemnation net proceeds received after the Closing Date arising from or relating to any Transferred Assets or any Assumed Liabilities;

(ix)	any and all attorney-client privilege and attorney work product primarily related to Assumed Liabilities, other than attorney-client privilege and attorney work product relating directly to the negotiation and consummation of the transactions contemplated by this Agreement;

(x)	any and all goodwill, and going concern value, of Sellers;

(xi)	any and all of Sellers’ or any of their Affiliates’ right, title, and interest in, to, and under all of the confidentiality, nondisclosure or invention assignment agreements related to the Transferred Assets with any third party, including any current or former employee or independent contractor of Sellers or their Affiliates;

(xii)	any and all of Sellers’ interests in all data underlying any Software and supplies and other tangible personal property owned by Sellers and related to the Transferred Assets and all other assets set forth on Schedule A(xii);

(xiii)	any and all customer lists and supplier lists; and

(xiv)	the specific assets set forth on Schedule A(xiv).

A-1

Annex B

Excluded Assets

“Excluded Assets” means Sellers’ right, title and interest in, to and under all of the following assets, in each case, as of the Closing:

(i)	any and all Cash held by or on behalf of Sellers;

(ii)	any and all right, title and interest in, to and under all assets that are not Transferred Assets, whether tangible or intangible, real, personal or mixed, as they exist at the Closing;

(iii)	any and all Contracts of Sellers and their Affiliates (other than the Transferred Company) that are not Transferred Contracts (the “Excluded Contracts”);

(iv)	any and all Tax assets arising out of, relating to or in respect of the Transferred Assets, the Transferred Company or Sellers’ business with respect to any Pre-Closing Tax Period;

(v)	any and all monies to be received by Sellers under this Agreement;

(vi)	any and all personnel files of employees who are not Transferred Employees or Transferred Company Personnel;

(vii)	any and all (a) minute books, stock ledgers, certificates of incorporation, certificates of formation, bylaws, operating agreements or similar organizational documents of Sellers, (b) other documents and correspondence that relate to Sellers’ corporate organization and maintenance thereof, and (c) Sellers’ Tax Returns and records relating to Taxes;

(viii)	any and all Affiliate Arrangements;

(ix)	any and all Contracts of Sellers and their Affiliates (other than the Transferred Company) for the ownership, lease, sublease, occupancy or management of any real property;

(x)	any and all insurance policies (and related prepaid expenses) of Sellers;

(xi)	any and all Company Benefit Plans, and all rights, assets, properties, and Contracts with respect to the Company Benefit Plans;

(xii)	any accounts receivable of Sellers and their Affiliates (other than the Transferred Company);

(xiii)	any equity interests of Sellers or any of their Subsidiaries (other than the Transferred Company); and

(xiv)	the specific assets set forth on Schedule B(xiv).

B-1

Annex C

Excluded Liabilities

“Excluded Liabilities” means:

(a)	Any and all Liabilities to the extent relating to or arising out of the Excluded Assets.

(b)	Any and all Liabilities of Sellers and their Affiliates (including the Transferred Company) other than the Assumed Liabilities.

(c)	Any and all of the following Liabilities of Sellers and their Affiliates (including the Transferred Company):

(i)	any and all Liabilities arising under the Transferred Contracts or any Contract of the Transferred Company, to the extent that such Liabilities relate to any failure to perform, improper performance, warranty or other breach, default or violation by Sellers or any Affiliate thereof on or prior to the Closing or any penalty related to any such failure, breach, default or violation;

(ii)	any and all Broker Fees and other fees and expenses of counsel, auditors, accountants, consultants, engineers, investment bankers and any other advisor or Representative retained by Sellers or their Affiliates for services rendered in connection with the preparation, negotiation, execution, delivery and performance of this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby or the process of selling the Transferred Assets (collectively, “Transaction Expenses”);

(iii)	any and all trade payables, accounts payable and any accrued expenses accrued or arising as of or prior to Closing;

(iv)	any and all Liabilities arising out of, relating to, or in respect of (w) the Company Benefit Plans at any time, (x) the employment of any Seller Personnel who do not become a Transferred Employee at any time, including any Liability or obligation with respect to wages, remuneration, compensation, benefits, severance, vacation, sick pay or other paid-time-off, COBRA, the WARN Act or other accrued obligations, (y) the employment of any Seller Personnel who become a Transferred Employee, including any Liability or obligation with respect to wages, remuneration, compensation, benefits, severance, vacation, sick pay or other paid-time-off, COBRA, the WARN Act or other accrued obligations for any period on or prior to the Closing Date (or, if later, the date on which such Transferred Employee commences employment with Buyer), and (z) the employment of any Transferred Company Personnel, including any Liability or obligation with respect to wages, remuneration, compensation, benefits, severance, vacation, sick pay or other paid-time-off, COBRA, the WARN Act or other accrued obligations for any period on or prior to the Closing Date;

(v)	any and all Indebtedness of Sellers and their Affiliates or guarantees of the Liabilities of any other Person;

(vi)	(x) any and all Taxes of Sellers and their Affiliates (other than the Transferred Company), and (y) any and all Taxes arising out of, relating to or in respect of the Transferred Company, Assumed Liabilities or the Transferred Assets with respect to any Pre-Closing Tax Period;

(vii)	any and all Affiliate Arrangements;

(viii)	any and all Liabilities arising out of, relating to, or in respect of, Sellers’ or their Affiliates’ operations prior to the Closing;

(ix)	any and all Liabilities under or in connection with any Action pending as of the Closing;

(x)	any and all Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Sellers (including with respect to any breach of fiduciary obligations by same), in their capacities as such;

(xi)	any and all Liabilities arising out of, in respect of or in connection with the failure by Sellers or any of their Affiliates to comply with any Law or Governmental Order;

(xii)	any and all Liabilities arising out of, relating to, or in respect of, any purchase agreement whereby Sellers, or one of their Affiliates, acquired the Transferred Assets, or any other agreements entered into in connection with the transactions contemplated by such agreement; and

(xiii)	any and all Liabilities of Sellers arising under or relating to the Fleet Business.

C-1

Exhibit A

Form of Bill of Sale, Assignment and Assumption

This BILL OF SALE, ASSIGNMENT AND ASSUMPTION (this “Bill of Sale”) is entered into as of [●], 2022 (the “Effective Date”), by and among [SHIFT DESIGNEE] a [●] (“Buyer”), Fair Financial Corp., a Delaware corporation (“Fair”), and Fair IP, LLC, a Delaware limited liability company (“Fair IP” and, together with Fair, each a “Seller” and collectively the “Sellers”). Unless otherwise indicated, capitalized terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, reference is made to that certain Asset Purchase Agreement, dated as of March 14, 2022 (as it may be amended, the “Purchase Agreement”), by and among Shift Technologies, Inc., a Delaware corporation, Sellers and SoftBank (as defined therein), providing for, among other things, the transfer to Buyer of the Transferred Assets by Sellers for consideration in the amount and on the terms and conditions set forth in the Purchase Agreement; and

WHEREAS, to carry out the intent and purpose of the Purchase Agreement, Sellers and Buyer are executing and delivering this instrument evidencing the vesting in Buyer of all of Sellers’ right, title and interest in and to the Transferred Assets, free and clear of all Liens, and Buyer’s assumption of the Assumed Liabilities, on the terms and conditions set forth in the Purchase Agreement, in addition to such other instruments that Buyer shall have otherwise received or may hereafter receive pursuant to the Purchase Agreement.

NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions of this Bill of Sale, Buyer and Sellers agree as follows:

1. Assets to Be Transferred. Pursuant to Section 2.2 of the Purchase Agreement and subject to the terms and conditions of the Purchase Agreement, Sellers hereby sell, convey, assign, transfer and deliver, free and clear of all Liens other than Permitted Liens, the Transferred Assets, to have and to hold the same unto Buyer, its successors and assigns forever. Notwithstanding anything to the contrary contained herein or in the Purchase Agreement, the Transferred Assets shall specifically not include the Excluded Assets, which shall remain the property of Sellers.

2. Liabilities to Be Assumed. Pursuant to Section 2.5 of the Purchase Agreement and subject to the terms and conditions of the Purchase Agreement, Buyer hereby assumes the Assumed Liabilities and agrees to discharge or perform when due all of the Assumed Liabilities. Notwithstanding anything to the contrary contained herein or in the Purchase Agreement, the Assumed Liabilities shall specifically not include the Excluded Liabilities, which shall remain the Liabilities of Sellers.

3. Miscellaneous. The provisions of this Bill of Sale are subject, in all respects, to the terms and conditions of the Purchase Agreement and all of the representations and warranties, covenants, and agreements contained therein. Nothing in this Bill of Sale, express or implied, is intended to or shall be construed to modify, expand or limit in any way the terms of the Purchase Agreement. To the extent that any provision of this Bill of Sale conflicts with or is inconsistent with the terms of the Purchase Agreement, the Purchase Agreement shall govern. This Bill of Sale may be executed in one or more counterparts, including by facsimile signature or other electronic transmission, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Without limiting the generality of the foregoing, the terms and provisions set forth in Section 10.14 (Jurisdiction; Waiver of Jury Trial) of the Purchase Agreement shall apply, mutatis mutandis, to this Bill of Sale, and are hereby expressly incorporated by reference with the same force and effect as if set forth herein.

[Remainder of page intentionally left blank]

A-1

IN WITNESS WHEREOF, Buyer and Sellers have executed this Bill of Sale as of the Effective Date.

Fair Financial Corp., a Delaware corporation

By:

Name:

Title:

Fair IP, LLC, a Delaware limited liability company

By:

Name:

Title:

[●], a [●]

By:

Name:

Title:

[Signature page to Bill of Sale]